                               2,971,978 Shares

                             [D&K HEALTHCARE LOGO]

                                 Common Stock

                               $33.50 per share

   We are offering 2,000,000 shares of common stock and the selling stockholders identified in this prospectus are offering 971,978 shares of common stock. We will not receive any proceeds from the sale of shares by the selling stockholders.

   Our common stock is quoted on the Nasdaq National Market under the symbol "DKWD". On June 28, 2001, the last reported sale price of our common stock was $36.00 per share.

   You should carefully consider the risks that we have described in "Risk Factors" beginning on page 6 before deciding whether to invest in our common stock.

                                                              Per
                                                             Share     Total
                                                            ------- -----------
Public offering price...................................... $33.500 $99,561,263
Underwriting discounts and commissions..................... $ 1.865 $ 5,542,739
Proceeds, before expenses, to us........................... $31.635 $63,270,000
Proceeds to the selling stockholders....................... $31.635 $30,748,524

   We have granted the underwriters an option to purchase up to 445,797 shares of common stock within 30 days after the date of this prospectus solely to cover unfilled customer orders for our common stock. If the option is exercised in full, the total public offering price will be $114,495,463, the total underwriting discount will be $6,374,150 and the total proceeds, before expenses, to us will be $77,372,788.

                               ----------------

   Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                               ----------------

   The underwriters expect to deliver the shares to purchasers on or before July 5, 2001.

RAYMOND JAMES                                         A.G. EDWARDS & SONS, INC.

                  The date of this prospectus is June 29, 2001.

                               PROSPECTUS SUMMARY

   This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in the common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under "Risk Factors." In this prospectus, references to "fiscal 1996" and "fiscal 1997" refer to our fiscal year ended on the Friday closest to March 31 of that year and references to "fiscal 1998", "fiscal 1999", "fiscal 2000"and "fiscal 2001" refer to our fiscal year ended June 30 of that year.

                                    Summary

Our Company

   We are a wholesale distributor of pharmaceutical and related healthcare and beauty aid products to independent and regional pharmacies, national pharmacy chains and other healthcare providers. We currently service customers in 24 states primarily in the Midwest and South from efficient and cost effective full line distribution facilities in Cape Girardeau, Missouri; Lexington, Kentucky; Minneapolis, Minnesota; and Aberdeen, South Dakota. In addition to our full line facilities, we have a distribution facility in Davie, Florida that specializes in bulk shipments to national pharmacy chain warehouses. We offer a variety of additional services to our customers, including inventory management, services designed to contain costs, information technology systems and various marketing programs related to generic pharmaceuticals and other products. For the first nine months of fiscal 2001, we had net sales of $1.2 billion of which 46% were to independent and regional pharmacies, 48% were to national pharmacy chains, including the pharmacy departments of supermarkets and mass merchandisers, and 6% were to other healthcare providers, including hospitals, alternate-site care providers (including nursing homes, clinics, home health services and managed care organizations), pharmacy benefit management companies (companies that administer prescription benefits for third parties) and HMOs.

   We have grown our independent and regional pharmacy business from $393.6 million in fiscal 1998 to $646.1 million in fiscal 2000 and $546.3 million for the first nine months of fiscal 2001. We believe that the increasing consolidation of the wholesale pharmaceutical industry's national participants and their strategy to be primary or major distributors to national pharmacy chains and other healthcare providers creates opportunities for us to effectively compete with them based on our business focus. We have structured our business and focused our efforts on serving the specialized business needs of independent and regional pharmacies. Our product offering to independent and regional pharmacies consists of 25,000 SKUs, including branded and generic pharmaceuticals and various health and beauty aids. After several years of decline, the number of independent pharmacies stabilized in 1997 with approximately 21,000 locations, and has remained relatively constant since that time. In the first nine months of fiscal 2001, approximately 92% of our revenues came from customers who made purchases from us of $300,000 or more during the same period. We believe that we can continue to grow our business in this market as we provide our specialized services to independent and regional pharmacies, while national wholesale distributors focus on serving the primary needs of national pharmacy chains.

   In addition to our independent and regional pharmacy business, we have used our competitive position and strong relationships with pharmaceutical manufacturers and national pharmacy chains to build a business that services pharmaceutical manufacturers and our national pharmacy chain customers with respect to branded pharmaceuticals for which there is significant demand. We provide our national pharmacy chain customers with 700 to 800 high-volume branded bulk pharmaceuticals that we purchase from pharmaceutical manufacturers on favorable terms. In so doing, we believe we help pharmaceutical manufacturers manage the rate at which they provide their products to the market and we help national pharmacy chains to reduce their overall costs of procurement. Our net revenues in this area have grown from $38.2 million in fiscal 1998 to $392.5 million in fiscal 2000 and were $575.7 million for the first nine months of fiscal 2001.

   We believe that our regional-market focus and high level of customer service provide us with competitive advantages and position us to benefit from favorable trends impacting our industry. We believe that the increasing size of the wholesale pharmaceutical industry's larger national participants impacts their ability to efficiently deliver customized services to many of their customers. We believe that healthcare providers' need for services that help contain costs and effectively manage inventory has given us the opportunity to capitalize on our flexibility, cost competitiveness and advanced systems. The location and quality of our distribution facilities and satellite transfer depots in the Midwest and the South allow us to service our customers' and manufacturers' needs promptly and efficiently. We believe we have successfully differentiated ourselves from our national competitors through our ability to provide flexible and customized services to our targeted customer segments, and we believe we have demonstrated our ability to work with customers to substantially eliminate inefficiency from the supply chain. We capitalized on the increased demand for alternate-site care providers through our investment in Pharmaceutical Buyers, Inc. in fiscal 1996. Pharmaceutical Buyers is a recognized alternate-site group purchasing organization and our investment provides us with access to a business segment which generally achieves margins higher than those we achieve and insight into alternate-site distribution.

Our Strategy

   Our objective is to be the preferred business partner of both our customers and suppliers. We intend to continue to focus on and expand our independent and regional pharmacy business while using available capital to grow our national pharmacy chain business. Additionally, we will continue to evaluate opportunities to expand our product and service offerings and to consider opportunities to enter new regions and markets through internal growth and through the selective acquisition of complementary businesses.

Our Address and Telephone Number

   Our principal executive offices are located at 8000 Maryland Avenue, Suite 920, St. Louis, Missouri 63105. Our telephone number is (314) 727-3485.

                                  The Offering

 Common stock offered by D & K........... 2,000,000 Shares

 Common stock offered by the
  selling stockholders................... 971,978 Shares (1)(2)

 Common stock to be outstanding after the
  offering............................... 6,592,631 Shares (1)(2)

 Use of proceeds......................... The net proceeds from this offering are estimated to be approximately
                                          $63.0 million. We intend to use the
                                          proceeds to repay a portion of the
                                          outstanding balance under our
                                          revolving line of credit. This will
                                          increase our borrowing capacity and
                                          enhance our ability to take advantage
                                          of the procurement opportunities made
                                          available to us by pharmaceutical
                                          manufacturers. We may also use a
                                          portion of the proceeds to make
                                          strategic acquisitions.

 Nasdaq National Market symbol........... DKWD

--------
(1) Includes 180,000 shares of common stock to be issued to a selling stockholder, J. David McCay or his designee, upon his exchange of 18% of the outstanding capital stock of Pharmaceutical Buyers pursuant to an exchange ratio which was agreed upon in 1995. Mr. McCay intends to effect such exchange immediately prior to completion of the offering and to sell such common stock in the offering.
(2) Excludes 445,797 shares to be sold by us if the underwriters' overallotment option is exercised in full, as described in "Underwriting." The number of shares outstanding also excludes 589,698 shares that we may issue upon exercise of stock options outstanding on June 27, 2001, 103,069 shares available for issuance under our stock option plans as of June 27, 2001, 296,400 shares of treasury stock and 20,000 shares for which Robert E. Korenblat would be entitled to exchange his shares of Pharmaceutical Buyers.

                      Summary Consolidated Financial Data

   The following tables set forth a summary of certain selected consolidated financial data for each of the two fiscal years in the period ended March 28, 1997, the three month period ended June 30, 1997, each of the three fiscal years in the period ended June 30, 2000, and the nine months ended March 31, 2000 and 2001. The Statement of Operations Data set forth below for each of the two fiscal years in the period ended March 28, 1997, the three month period ended June 30, 1997, each of the three fiscal years in the period ended June 30, 2000 and the Balance Sheet Data as of June 30, 2000 are derived from our audited financial statements. The Statement of Operations Data for the nine months ended March 31, 2000 and 2001, and the Balance Sheet Data as of March 31, 2001 were derived from our unaudited consolidated financial statements. We believe that the unaudited consolidated financial statements include all adjustments (consisting only of normal recurring accruals) necessary for the fair presentation of the information set forth below. Results for the nine months ended March 31, 2001 are not necessarily indicative of results which may be expected for any other interim period or for the year as a whole. The following selected financial data should be read in conjunction with the Consolidated Financial Statements and the Notes thereto included elsewhere in this prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

   We have given retroactive effect to the change in accounting for determining the cost of our inventory from the last-in, first-out method to the first-in, first-out method which was made in the fourth quarter of fiscal 2000. Accordingly, previously reported figures have been restated to account for this change. See Note 3 of "Notes to Consolidated Financial Statements."

                                                Three
                                               Months
                         Fiscal Years Ended     Ended         Fiscal Years Ended
                         -------------------- --------- ------------------------------
                         March 29,  March 28,  June 30, June 30,  June 30,   June 30,
                           1996       1997     1997(1)    1998      1999       2000
                         ---------  --------- --------- --------- --------- ----------
                               (In Thousands, Except Shares and Per Share Data)
STATEMENT OF OPERATIONS
 DATA:
Net sales............... $ 425,333  $ 479,524 $ 144,473 $ 612,427 $ 815,319 $1,458,047
Gross profit............    20,935     22,810     6,076    30,654    41,536     56,422
Income from operations..     2,810      5,617     1,363     9,770    14,842     22,299
Net income (loss)....... $    (704) $   1,461 $     400 $   3,942 $   6,625 $    8,199
Basic earnings (loss)
 per share.............. $   (0.24) $    0.48 $    0.13 $    1.18 $    1.72 $     1.93
Diluted earnings (loss)
 per share.............. $   (0.24) $    0.44 $    0.12 $    1.07 $    1.58 $     1.84
Weighted average shares
 outstanding
 (basic)................ 2,971,117  3,033,536 3,054,994 3,345,261 3,846,837  4,240,951
Weighted average shares
 outstanding (diluted).. 2,971,117  3,588,943 3,626,831 3,766,352 4,219,876  4,549,876

                                                            Nine Months Ended
                                                          ---------------------
                                                          March 31,  March 31,
                                                             2000       2001
                                                          ---------- ----------
                                                               (Unaudited)
                                                          (In Thousands, Except
                                                          Shares and Per Share
                                                                  Data)
STATEMENT OF OPERATIONS DATA:
Net sales................................................ $1,087,699 $1,196,646
Gross profit.............................................     40,450     50,589
Income from operations...................................     15,885     19,694
Net income............................................... $    5,978 $    6,519
Basic earnings per share................................. $     1.42 $     1.55
Diluted earnings per share............................... $     1.33 $     1.46
Weighted average shares outstanding (basic)..............  4,264,921  4,215,861
Weighted average shares outstanding (diluted)............  4,591,125  4,515,896

                               At                  At March 31, 2001
                          June 30, 2000               (Unaudited)
                          ------------- ---------------------------------------
                             Actual      Actual  Pro Forma(2) As Adjusted(2)(3)
                          ------------- -------- ------------ -----------------
                                             (In Thousands)
BALANCE SHEET DATA:
Current assets...........   $237,494    $247,616   $250,349       $250,349
Working capital..........     93,556      93,853     94,760         94,760
Intangible assets, net...     42,516      41,625     53,898         53,898
Total assets.............    294,419     304,772    316,001        316,001
Long-term debt, less
 current portion.........     99,647      92,942     96,315         33,320
Stockholders' equity.....     45,265      52,152     58,182        121,177

--------
(1) In June 1997, we changed from a fiscal year ending on the Friday closest to March 31 in each year to a fiscal year ending June 30 of each year. We began our first full fiscal year on the new basis on July 1, 1997. As a result, the three months ended June 30, 1997 do not fall within fiscal 1997 or fiscal 1998 and are presented on a stand-alone basis.
(2) Reflects pro forma adjustments for (i) the issuance of 180,000 shares of common stock to be issued to a selling stockholder, J. David McCay or his designee, upon his exchange of 18% of the outstanding capital stock of Pharmaceutical Buyers immediately prior to consummation of the offering;
    (ii) the resulting increase from 50% to 68% of our equity interest in Pharmaceutical Buyers; and (iii) the required consolidation of Pharmaceutical Buyers' balance sheet as of March 31, 2001 with that of D&K as a result of the increase in our ownership interest.
(3) Reflects the sale of 2,000,000 shares of common stock offered by us hereby, based on the public offering price of $33.50 per share, and the application of the net proceeds therefrom. See "Use of Proceeds" and "Capitalization".

                                  RISK FACTORS

   You should carefully consider the following risk factors in addition to the other information in this prospectus before purchasing shares of our common stock. You should recognize that the risks set forth below may affect our common stock to a greater or lesser extent than indicated.

Intense competition in the wholesale pharmaceutical distribution industry could cause our sales and margins to decline.

   The wholesale distribution of pharmaceuticals is highly competitive, with national and regional distributors competing primarily on the basis of service and price. Other competitive factors include delivery service, credit terms, breadth of product line, customer support and merchandising, information system services and marketing programs. We compete with:

  . large, national distributors;

  . local and regional wholesalers;

  . manufacturers;

  . generic pharmaceutical telemarketers; and

  . specialty distributors.

   Currently, we believe that we are the fifth largest wholesale distributor of pharmaceuticals in the United States in terms of net sales, and that our net sales in calendar 1999 represented approximately 1.2% of total net sales by pharmaceutical distributors in that period. Our national competitors have significantly greater financial, distribution and marketing resources than we do. Moreover, our industry has experienced significant consolidation in recent years and, as a result, some of our competitors have significantly increased their advantage in such resources. Additionally, the products we distribute are generally available to our customers from multiple sources and most of our customers also utilize other wholesale distributors. Our competitors could obtain exclusive rights from manufacturers to market particular products that currently are not subject to exclusive distribution arrangements or which are currently distributed by us, which could cause us to lose sales or customers and our margins could decline. In addition, manufacturers could elect to sell a higher proportion of their products directly to customers, which would decrease the demand for such products from wholesale distributors and increase competition. We cannot assure you that we will not encounter increased competition in the future or that we will be able to keep our market share because of the high level of competition in our industry.

Our business could be adversely affected if relations with any of our significant suppliers are terminated.

   Our ability to purchase pharmaceuticals, or to expand the scope of pharmaceuticals purchased, from a particular supplier is largely dependent upon such supplier's assessment of our creditworthiness and our ability to resell the products we purchase. We are also dependent upon our suppliers' continuing need for, and willingness to utilize, our services to help them manage their inventories. If we cease to be able to purchase pharmaceuticals from any of our significant suppliers, such occurrence could have a material adverse effect on our business, results of operations and financial condition because many suppliers own exclusive patent rights and are the sole manufacturers of certain pharmaceuticals. If we were to become unable to purchase patented products from any such supplier, we would be required to purchase such products from other distributors on less favorable terms, and our profit margin on the sale of such products could be eliminated. Our 10 largest suppliers accounted for approximately 66% (by dollar volume) of our purchases during the nine month period ending March 31, 2001 and more than 52% (by dollar volume) of our purchases during fiscal 2000. Our largest supplier accounted for approximately 32% (by dollar volume) of our purchases during the nine months ended March 31, 2001 and approximately 15% (by dollar volume) of our purchases during fiscal 2000. Substantially all of our agreements with suppliers are terminable by either party upon short notice and without penalty.

Our industry has experienced declining margin percentages in recent years and, if this trend continues, our business could be adversely affected.

   Over the past decade, participants in the wholesale pharmaceutical distribution industry have experienced declining gross and operating margin percentages. Industry sources estimate that the average gross margin percentage of companies in the industry has decreased from approximately 7.35% in

1990 to approximately 4.20% in 1999. Our gross margin percentage decreased from approximately 6.74% in 1992 to approximately 3.87% in 2000. The profitability of wholesale distributors, including us, is largely dependent upon earning volume incentives, cash discounts and rebates from pharmaceutical manufacturers. Our profitability is also increasingly dependent on our ability to purchase inventory in advance of anticipated or known manufacturer price increases. Although investment buying opportunities may enable us to increase our gross margin percentage when manufacturers increase prices, such buying requires subjective assessments of future price changes as well as significant working capital. If our gross margin percentages decline significantly, or if our assessments of future price changes are incorrect, or if we do not have the necessary working capital to take advantage of buying opportunities, our profitability could be materially adversely affected.

The loss of one or more of our largest customers or a significant decline in the level of purchases made by one or more of our largest customers could hurt our business by reducing our revenues and earnings.

   Our 10 largest customers accounted for approximately 50% (by dollar volume) of our revenues during the nine months ended March 31, 2001 and approximately 55% (by dollar volume) of our revenues during fiscal 2000. Our largest customer accounted for approximately 14% (by dollar volume) of our revenues during the nine months ended March 31, 2001 and another customer accounted for approximately 18% of our revenues during fiscal 2000. As is customary in our industry, our customers are generally permitted to terminate our relationship or reduce purchasing levels on relatively short notice and without penalty. Termination of a relationship by a significant customer or a significant decline in the level of purchases made by a significant customer could have a material adverse effect on our business, results of operations and financial condition. Additionally, an adverse change in the financial condition of a significant customer, including an adverse change as a result of a change in governmental or private reimbursement programs, could have a material adverse effect on our ability to collect our receivables from the customer and the volume of our sales to the customer.

Our business could be adversely affected if we lose any members of our key personnel.

   We are dependent on the services of our senior management and on the relationships between our key personnel and our significant customers and suppliers. We have entered into employment agreements or non-competition agreements with four key members of our management team. The loss of certain members of our senior management or of key purchasing or sales personnel, particularly our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer or Vice President of Procurement, could have a material adverse effect on our business, results of operations and financial condition. We generally do not carry life insurance policies on the lives of our key senior managers or key purchasing or sales personnel. As is generally true in the industry, if any of our senior management or key personnel with an established reputation within the industry were to leave our employ, we cannot assure you that our customers or suppliers who have relationships with such person would not purchase products from such person's new employer, rather than from us, or would continue to sell products or inventory to us on terms at least as favorable as before such person's departure.


Our business could suffer if we are unable to complete and integrate acquisitions successfully.

   One aspect of our growth and operating strategy is to pursue strategic acquisitions of other pharmaceutical wholesalers and companies that expand or complement our business. We cannot assure you that suitable acquisition candidates will be identified, that acquisitions can be consummated on acceptable terms, that any acquired companies can be integrated successfully into our operations or that we will be able to retain an acquired company's significant customer and supplier relationships or otherwise realize the intended benefits of any acquisition. Any such expansion could require significant capital resources and divert management's attention from our existing business. Such acquisitions could also result in liabilities being incurred that were not known at the time of acquisition or the creation of tax and accounting problems. Failure to accomplish future acquisitions could limit our revenues and earnings potential. We are currently in discussions with a potential acquisition candidate which, if acquired, would not be a "significant subsidiary" as defined by rules issued by the Securities and Exchange Commission.

Changes in the healthcare industry could adversely affect us.

   The healthcare industry has undergone significant change in recent years as a result of various efforts to reduce costs, including proposed national healthcare reform, trends toward managed care, spending cuts in Medicare, consolidation of pharmaceutical and medical/surgery supply distributors, the development of large, sophisticated purchasing groups and efforts by traditional third party payors to contain or reduce healthcare costs. We cannot predict whether these trends will continue or whether any other healthcare reform efforts will be enacted and what effect any such reforms may have on our practices and products or our customers and suppliers. Any future changes in the healthcare industry, including a reduction in governmental financial support of healthcare services, adverse changes in legislation or regulations governing the delivery or pricing of prescription drugs, healthcare services or mandated benefits may cause healthcare industry participants to significantly reduce the amount of our products and services they purchase or the price they are willing to pay for our products and services. Changes in pharmaceutical manufacturers' pricing or distribution policies could also significantly and adversely affect our revenues, margins and profitability.

A disruption in our information systems could have an adverse effect on our business.

   We are dependent on our information systems to receive and process customer orders, initiate orders with product suppliers, distribute products to our customers in a timely and cost-effective manner, track and secure inventory and maintain compliance with federal and state regulations. We are in the process of implementing a new management information system that will replace our existing system. Failure or significant delays in achieving integration or complications with respect to the change to the new management information system could adversely affect our relationship with our suppliers and customers and could cause customers to seek other suppliers. Any disruption in our information systems could thus have a material adverse effect on our business, results of operations and financial condition.

We could be adversely affected if there are changes in the regulations affecting the healthcare industry or if we fail to comply with current regulations applicable to our business.

   The healthcare industry is more heavily regulated than many other industries. As a distributor of certain controlled substances and prescription pharmaceuticals, we are required to register with and obtain licenses and permits from certain federal and state agencies and must comply with operating and security measures prescribed by those agencies. We are also subject to various regulations including the 1987 Prescription Drug Marketing Act, an amendment to the federal Food, Drug and Cosmetic Act, which regulates the purchase, storage, security and distribution of prescription pharmaceuticals. Our compliance with these regulations is monitored through periodic site inspections conducted by various governmental agencies. Any failure to comply with these regulations or to respond to changes in these regulations could result in penalties on us such as fines, restrictions on our operations or a temporary or permanent closure of our facilities. These penalties could harm our operating results. We cannot assure you that future changes in applicable laws or regulations will not materially increase the costs of conducting business or otherwise have a material adverse effect on our business, results of operations and financial condition.

Our operations and quarterly results are subject to seasonality and variability.

   Historically, our operations have experienced certain seasonal patterns. Generally, our net sales are highest in the third and fourth quarters and lowest in the first quarter of each fiscal year. As a result, we have historically achieved approximately 60% of our earnings in our third and fourth fiscal quarters. These fluctuations are attributable, in part, to inventory management by manufacturers and to the winter cold and flu season. Our earnings may continue to vary materially from quarter to quarter due to these and other factors.

Our stock price may be volatile and you may be unable to resell your shares at or above the offering price.

   The market price of our common stock may be subject to significant fluctuations in response to various factors, including:

  . quarterly fluctuations in our operating results;

  . changes in securities analysts' estimates of our future earnings; and

  . our loss of significant customers or suppliers or significant business developments relating to us or our competitors.

   Our common stock's market price also may be affected by our ability to meet analysts' expectations and any failure to meet such expectations, even if minor, could cause the market price of our common stock to decline. Because the number of shares of common stock that will be publicly traded after the offering is small relative to the number of publicly traded shares of many other companies, the market price of the common stock may be more susceptible to fluctuation. In addition, stock markets have generally experienced a high level of price and volume volatility, and the market prices of equity securities of many companies have experienced wide price fluctuations not necessarily related to the operating performance of such companies. These broad market fluctuations may adversely affect the common stock's market price. In the past, securities class action lawsuits frequently have been instituted against companies following periods of volatility in the market price of such companies' securities. If any such litigation is instigated against us, it could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect on our business, results of operations and financial condition.

   For a summary of recent fluctuations in the market price of our common stock, please see the table under "Price Range of Common Stock" on page 11. In our current fiscal year (through June 28, 2001) the sales prices of our shares have fluctuated from a high of $36.74 per share to a low of $9.38 per share.

Our charter documents and shareholder rights plan contain anti-takeover provisions which may make it harder for shareholders to remove or replace current management.

   Our Certificate of Incorporation and Bylaws contain provisions that reduce the probability of a change of control or an acquisition even if the current directors and executive officers were to significantly reduce their percentage ownership of the common stock as a group. These provisions include, but are not limited to:

  . the ability of the Board of Directors to issue preferred stock in one or more series with such rights, obligations and preferences as the board may determine, without any further vote or action by the stockholders; and

  . a Board of Directors who are grouped into three classes serving staggered three year terms.

   In addition, we are subject to Delaware General Corporation Law, which may prohibit a business combination between us and a stockholder owning 15% or more of outstanding voting power under certain circumstances. We also have a Shareholder Rights Plan. Generally, the Plan provides that each of our stockholders has one preferred share purchase right for each share of common stock held by him. The rights become exercisable upon the occurrence of certain events generally involving an acquisition of, or tender offer to purchase, 15% or more of our common stock without the prior approval of our Board of Directors, an acquisition of at least 50% of our assets or earning power or a merger in which we are not the survivor. All of these provisions may have the effect of delaying, deterring, or preventing certain potential acquisitions or a change in control, even if our stockholders consider such transactions to be in their best interests. They make it more difficult for shareholders to remove or replace our current management and increase the likelihood that our current management will continue to have effective control of our business and affairs.

We may not continue to pay dividends to our stockholders.

   We declared our first two quarterly cash dividends in March and May, 2001. Each dividend was $0.025 per share. If we do not continue to pay dividends, our stock price may go down. The payment of dividends on our common stock is within the sole discretion of our Board of Directors and will depend on several factors, including our financial condition, our results from operations, our cash flows, current and anticipated cash needs and our business strategy. We cannot assure you that we will continue to pay dividends. Thus, if you require dividend income, an investment in our common stock may not be appropriate for you.

We may lose part or all of the investments we have made in early stage businesses.

   We currently have approximately $750,000 in passive investments in two related businesses which are presently in the early stages of development. These businesses do not have significant operating histories and have yet to operate profitably. We may from time to time make additional passive investments of similar magnitude. We cannot assure you that our investments will produce a profit or that the investments will not be lost in their entirety.

We may be required to write-off a portion of our goodwill.

   The Financial Accounting Standards Board has proposed a new accounting standard related to business combinations and intangible assets-accounting for goodwill. The proposed standard has not been finalized. Under the proposal, we and other companies would no longer be required or permitted to amortize goodwill reflected on our balance sheet. We would, however, be required to evaluate goodwill reflected on our balance sheet to determine whether the goodwill is impaired under the guidelines of the proposed standard. If we determine that the goodwill is impaired, we would be required to write-off a portion of the goodwill. As of March 31, 2001, we had approximately $42.0 million of goodwill on our balance sheet. Under the current proposed standard we would not be required to adopt these rules until July 2002, which is the beginning of our fiscal year 2003. Since the new statement has not been finalized, we have not yet performed valuations or appraisals to evaluate any potential goodwill impairment, and therefore no impairment, if any, is currently determinable. If a goodwill impairment exists at the date of adoption, any initial goodwill impairment would be recorded as a cumulative change in accounting under the current proposed guidelines. This would reduce our income and our net assets.

                           FORWARD-LOOKING STATEMENTS

   Some of the statements in this prospectus are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward looking statements, including, but not limited to, the statements under the captions "Prospectus Summary," "Risk Factors," "Business" and elsewhere in this prospectus, are not based on historical fact, but rather reflect our current expectations concerning future results and events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, such statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be different from any future results, performance and achievements expressed or implied by these statements, including the risks outlined in the preceeding "Risk Factors" section and elsewhere in this prospectus. You are cautioned not to place undue reliance on these forward-looking statements, which reflect our views only as of the date of this prospectus. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

                          PRICE RANGE OF COMMON STOCK

   Our common stock is quoted on the Nasdaq National Market under the symbol "DKWD". The following table sets forth, for the periods indicated, the high and low sales prices of the common stock as reported by the Nasdaq National Market.

                                                                   High   Low
                                                                  ------ ------
Fiscal 1999
  First Quarter.................................................. $27.13 $11.25
  Second Quarter................................................. $27.25 $14.50
  Third Quarter.................................................. $29.00 $21.50
  Fourth Quarter................................................. $26.50 $19.81
Fiscal 2000
  First Quarter.................................................. $25.88 $22.13
  Second Quarter................................................. $24.00 $13.50
  Third Quarter.................................................. $18.00 $10.50
  Fourth Quarter................................................. $12.25 $ 7.50
Fiscal 2001
  First Quarter.................................................. $14.50 $ 9.38
  Second Quarter................................................. $16.00 $11.50
  Third Quarter.................................................. $22.19 $13.63
  Fourth Quarter (through June 28, 2001)......................... $36.74 $18.44

   On June 28, 2001, the reported closing sales price of our common stock on the Nasdaq National Market was $36.00 per share. As of June 28, 2001, we had approximately 72 holders of record of the common stock.

                                    GENERAL

   In this prospectus:

  . The terms "we", "us", "our", and "D & K" mean D & K Healthcare Resources,
    Inc. and its subsidiaries (unless the context indicates a different meaning) and the term "common stock" means our common stock, $0.01 par value per share; and

  . The information contained in this prospectus assumes the Underwriters' over-allotment option is not exercised.

                                USE OF PROCEEDS

   The net proceeds from the sale of the 2,000,000 shares of our common stock based on the public offering price of $33.50 per share and after deducting the underwriting discounts and commissions and estimated offering expenses, are estimated to be approximately $63.0 million ($77.1 million if the underwriters' over-allotment option is exercised in full). We intend to use the proceeds to repay a portion of the outstanding balance under our revolving line of credit. This will increase our borrowing capacity and enhance our ability to take advantage of the procurement opportunities made available to us by manufacturers. This should allow us to increase our national pharmacy chain business. For additional information, please see "Business--Customers and Products--National Pharmacy Chains" and "--Our Strategy." We may also use a portion of the proceeds to make strategic acquisitions. At June 27, 2001, the outstanding balance on our line of credit was approximately $109.6 million and bore interest at the rate of 5.75% per annum. The indebtedness on the revolving line of credit matures on August 7, 2005. Borrowings under the line of credit were utilized by us primarily to fund working capital requirements.

                                DIVIDEND POLICY

   We declared our first two quarterly cash dividends in March and May, 2001. Each dividend was $0.025 per share. It is the current intention of our Board of Directors to pay dividends on a quarterly basis. The payment of dividends on our common stock is within the sole discretion of our Board of Directors and will depend on several factors, including our financial condition, our results from operations, our cash flows, current and anticipated cash needs and our business strategy.

                                 CAPITALIZATION

   The following table sets forth our consolidated long-term debt and capitalization as of March 31, 2001 and as adjusted to reflect: (1) pro forma adjustments for the issuance of 180,000 shares of our common stock to one of the selling stockholders, J. David McKay or his designee, in exchange for our acquisition of an additional 18% equity interest in Pharmaceutical Buyers and the required consolidation of Pharmaceutical Buyers' balance sheet as of March 31, 2001 with ours as a result of the increase in our ownership interest in Pharmaceutical Buyers to 68%; and (2) the sale of 2,000,000 shares of our common stock offered by us at the public offering price of $33.50 and the application of the estimated net proceeds from such sale as set forth in "Use of Proceeds." See "Management's Discussion And Analysis Of Financial Condition And Results Of Operations." The table should be read in connection with our Consolidated Financial Statements and the Notes thereto.

                                                        March 31, 2001
                                                --------------------------------
                                                 Actual   Pro Forma  As Adjusted
                                                --------  ---------  -----------
                                                 (In Thousands, Except Shares
                                                     and Per Share Data)
Current portion of long-term debt.............. $    312  $  1,234    $  1,234
                                                ========  ========    ========
Total long-term debt, less current portion..... $ 92,942  $ 96,315    $ 33,320
                                                --------  --------    --------
Stockholders' equity:
  Preferred stock, no par value, 1,000,000
   shares authorized, no shares issued or
   outstanding.................................      --        --          --
  Common stock, $.01 par value, 10,000,000
   shares authorized, 4,264,131 shares
   (4,444,131 pro forma and 6,444,131 as
   adjusted) issued and outstanding............       46        48          68
  Paid-in capital..............................   30,808    36,836      99,811
  Retained earnings............................   26,845    26,845      26,845
  Treasury stock, 296,400 shares...............   (5,547)   (5,547)     (5,547)
                                                --------  --------    --------
    Total stockholders' equity.................   52,152    58,182     121,177
                                                --------  --------    --------
    Total capitalization....................... $145,094  $154,497    $154,497
                                                ========  ========    ========

                      SELECTED CONSOLIDATED FINANCIAL DATA

   The following tables set forth a summary of certain selected consolidated financial data for each of the two fiscal years in the period ended March 28, 1997, the three month period ended June 30, 1997, each of the three fiscal years in the period ended June 30, 2000, and the nine months ended March 31, 2000 and 2001. The Statement of Operations Data set forth below for each of the two fiscal years in the period ended March 28, 1997, the three month period ended June 30, 1997, each of the three fiscal years in the period ended June 30, 2000 and the Balance Sheet Data as of June 30, 2000 are derived from our audited financial statements. The Statement of Operations Data for the nine months ended March 31, 2000 and 2001, and the Balance Sheet Data as of March 31, 2001 were derived from our unaudited consolidated financial statements. We believe that the unaudited consolidated financial statements include all adjustments (consisting only of normal recurring accruals) necessary for the fair presentation of the information set forth below. Results for the nine months ended March 31, 2001 are not necessarily indicative of results which may be expected for any other interim period or for the year as a whole. The following selected financial data should be read in conjunction with the Consolidated Financial Statements and the Notes thereto included elsewhere in this prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

   We have given retroactive effect to the change in accounting for determining the cost of our inventory from the last-in, first-out method to the first-in, first-out method which was made in the fourth quarter of fiscal 2000. Accordingly, previously reported figures have been restated to account for this change. See Note 3 of "Notes to Consolidated Financial Statements."

                                                Three
                                               Months
                         Fiscal Years Ended     Ended         Fiscal Years Ended
                         -------------------- --------- ------------------------------
                         March 29,  March 28, June 30,  June 30,  June 30,   June 30,
                           1996       1997     1997(1)    1998      1999       2000
                         ---------  --------- --------- --------- --------- ----------
                               (In Thousands, Except Shares and Per Share Data)
STATEMENT OF OPERATIONS
 DATA:
Net sales............... $ 425,333  $ 479,524 $ 144,473 $ 612,427 $ 815,319 $1,458,047
Gross profit............    20,935     22,810     6,076    30,654    41,536     56,422
Income from operations..     2,810      5,617     1,363     9,770    14,842     22,299
Net income (loss)....... $    (704) $   1,461 $     400 $   3,942 $   6,625 $    8,199
Basic earnings (loss)
 per share.............. $   (0.24) $    0.48 $    0.13 $    1.18 $    1.72 $     1.93
Diluted earnings (loss)
 per share.............. $   (0.24) $    0.44 $    0.12 $    1.07 $    1.58 $     1.84
Weighted average shares
 outstanding (basic).... 2,971,117  3,033,536 3,054,994 3,345,261 3,846,837  4,240,951
Weighted average shares
 outstanding (diluted).. 2,971,117  3,588,943 3,626,831 3,766,352 4,219,876  4,549,876

                                                         Nine Months Ended
                                                   -----------------------------
                                                   March 31, 2000 March 31, 2001
                                                   -------------- --------------
                                                            (Unaudited)
                                                   (In Thousands, Except Shares
                                                        and Per Share Data)
STATEMENT OF OPERATIONS DATA:
Net sales.........................................   $1,087,699     $1,196,646
Gross profit......................................       40,450         50,589
Income from operations............................       15,885         19,694
Net income........................................   $    5,978     $    6,519
Basic earnings per share..........................   $     1.42     $     1.55
Diluted earnings per share........................   $     1.33     $     1.46
Weighted average shares outstanding (basic).......    4,264,921      4,215,861
Weighted average shares outstanding (diluted).....    4,591,125      4,515,896

                                                         At             At
                                                    June 30, 2000 March 31, 2001
                                                    ------------- --------------
                                                       Actual         Actual
                                                    ------------- --------------
                                                                   (Unaudited)
                                                           (In Thousands)
BALANCE SHEET DATA:
Current assets.....................................   $237,494       $247,616
Working capital....................................     93,556         93,853
Intangible assets, net.............................     42,516         41,625
Total assets.......................................    294,419        304,772
Long-term debt, less current portion...............     99,647         92,942
Stockholders' equity...............................     45,265         52,152

--------
(1) In June 1997, we changed from a fiscal year ending on the Friday closest to March 31 in each year to a fiscal year ending June 30 of each year. We began our first full fiscal year on the new basis on July 1, 1997. As a result, the three months ended June 30, 1997 do not fall within fiscal 1997 or fiscal 1998 and are presented on a stand-alone basis.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion should be read in conjunction with the unaudited interim financial statements and related notes and the audited consolidated financial statements and related notes incorporated by reference and included elsewhere in this prospectus. This discussion contains forward looking statements that involve risks and uncertainties. Our actual results could differ significantly from those discussed here. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section entitled "Risk Factors."

History

   We were founded in December 1987 and immediately acquired Delta Wholesale Drug, Inc. and W. Kelly Company. We completed the initial public offering of our common stock in September 1992. We acquired the assets of Malone & Hyde Drug Distributors in June 1994 for $10.8 million in cash. Malone and Hyde Drug Distributors was a division of Malone & Hyde serving customers in western Tennessee, Mississippi and Arkansas. In October 1994, we acquired all of the common stock of Northern Drug Company for $8.1 million consisting of $2.5 million in cash, $1.7 million in stock (308,344 shares), $0.3 million of notes and the assumption of $3.6 million of Northern's debt obligations. Northern served customers consisting of independent and retail chain pharmacies, hospitals, and managed care facilities in Minnesota, Wisconsin and Michigan.

   In March 1995, we acquired all of the common stock of Krelitz Industries, Inc. for $14.4 million consisting of $0.4 million in cash, $1.6 million in stock (250,709 shares) and the assumption of $12.4 million of Krelitz's debt obligations. Krelitz was a wholesale drug distributor to hospitals, clinics, group purchasing organizations, chain and independent pharmacies, and other retail outlets throughout the Upper Midwest. Additionally, Krelitz's wholly-owned Viking Computer Services subsidiary provides computerized order entry, inventory control, pharmacy prescription disbursement and third party pay processing systems to pharmacy customers.

   In November 1995, we completed the purchase of 50% of the voting and nonvoting common stock of Pharmaceutical Buyers, Inc. for $3.75 million in cash. Pharmaceutical Buyers is a Colorado-based group purchasing organization. Pharmaceutical Buyers aggregates buying power for its members in order to negotiate favorable contracts with pharmaceutical and medical supply manufacturers and distributors. Pharmaceutical Buyers' members include long-term care providers, home infusion providers, home medical equipment dealers, medical distributors and other healthcare providers. Pharmaceutical Buyers' revenue is derived from membership fees paid by members and administrative fees paid by manufacturers and distributors. Pharmaceutical Buyers is one of the largest pharmaceutical group purchasing organizations in the United States, with over 2,000 members in 50 states, the District of Columbia and Puerto Rico. In connection with this offering, our ownership interest in Pharmaceutical Buyers will increase to 68% pursuant to the issuance of 180,000 shares of our common stock to J. David McCay upon his exchange of 18% of the outstanding capital stock of Pharmaceutical Buyers immediately prior to consummation of the offering.

   In September 1997, we acquired all of the common stock of Associated Pharmacies, Inc., an Arkansas based pharmaceutical wholesaler, for aggregate consideration of $1.1 million. In March 1998, we acquired all of the common stock of Jaron, Inc. for $1.5 million. Jaron was engaged in bulk distribution of pharmaceuticals. In September 1998, we acquired all of the common stock of Tykon, Inc., a wholesale distribution software developer, for cash consideration of $2.0 million.

   In June 1999, we acquired all of the outstanding stock of Jewett Drug Co. The $34.3 million aggregate purchase price for this acquisition consisted of $21.5 million in cash and $12.8 million in our common stock (555,556 shares). Jewett Drug is our pharmaceutical distribution subsidiary based in Aberdeen, South Dakota, that provides comprehensive pharmaceutical distribution services to customers in the Upper Midwest and Great Plains region.

Operating Results

   Our independent and regional pharmacy business contributed $393.6 million, $469.2 million, $646.1 million and $546.3 million to our revenues for fiscal 1998, fiscal 1999, fiscal 2000 and the first nine months of fiscal 2001, or 64.3%, 57.5%, 44.3% and 45.6% of net sales for the respective periods. Our national pharmacy chain business accounted for $38.2 million, $127.2 million, $392.5 million and $575.7 million of our revenues for fiscal 1998, fiscal 1999, fiscal 2000 and the first nine months of fiscal 2001, or 6.2%, 15.6%, 26.9% and 48.1% of net sales for the respective periods. While the independent and regional pharmacy business has higher gross margins than our national pharmacy chain business, both businesses have comparable operating margins. With the increase in our ownership interest in Pharmaceutical Buyers to 68% and the consolidation of Pharmaceutical Buyers' financial results into ours, we anticipate that our overall business will likely generate higher operating margins.

   In the fourth quarter of fiscal 2000, our contracts with our two largest mail-order customers were terminated by the customers. In each case, we were given the opportunity to submit proposals to renew the contracts but elected not to do so at prices that would have been required to retain the business. Sales to these customers in fiscal 2000 represented approximately 18% and 5%, respectively, of our total net sales for that period. The loss of these customers has not had a material adverse effect on our sales or income. In each of the first three quarters of fiscal 2001, net sales and gross profit increased over the comparable quarter in fiscal 2000. We currently have no significant mail order customers.

   The following table sets forth certain operating data for the last eleven quarters. This data has been derived from our unaudited quarterly financial statements. We have given retroactive effect to the change in accounting for determining the cost of our inventory from the last-in, first-out method to the first-in, first-out method. Accordingly, previously reported figures have been restated to account for this change.

                                                      Three Months Ended (Unaudited)
                    --------------------------------------------------------------------------------------------------
                                Fiscal 1999                         Fiscal 2000                    Fiscal 2001
                    ----------------------------------- ----------------------------------- --------------------------
                    9/30/98  12/31/98 3/31/99  6/30/99  9/30/99  12/31/99 3/31/00  6/30/00  9/30/00  12/31/00 3/31/01
                    -------- -------- -------- -------- -------- -------- -------- -------- -------- -------- --------
                                                  (In Thousands, Except Per Share Data)
Net sales.......... $179,374 $198,345 $213,984 $223,616 $323,565 $336,898 $427,236 $370,348 $350,902 $355,275 $490,469
Gross profit.......    8,581   10,051   13,135    9,769   11,865   13,126   15,459   15,972   14,601   15,415   20,573
Pre-tax income.....    2,059    2,478    4,330    1,770    2,621    2,875    4,225    3,678    2,528    2,913    5,246
Net income......... $  1,238 $  1,533 $  2,650 $  1,204 $  1,612 $  1,768 $  2,598 $  2,221 $  1,542 $  1,777 $  3,200
Basic earnings per
 share............. $   0.33 $   0.40 $   0.69 $   0.30 $   0.37 $   0.42 $   0.63 $   0.53 $   0.37 $   0.42 $   0.76
Diluted earnings
 per share......... $   0.31 $   0.37 $   0.63 $   0.27 $   0.35 $   0.39 $   0.59 $   0.51 $   0.36 $   0.40 $   0.70

Nine months ended March 31, 2001, compared to the nine months ended March 31,
2000

   Net Sales Net sales increased $108.9 million to $1.2 billion, or 10.0%, for the nine months ended March 31, 2001, compared to the corresponding period of the prior year. Sales growth was primarily in the independent and regional pharmacy and national pharmacy chain groups. Sales to independent and regional pharmacies increased $69.5 million to $546.3 million, or 14.6%, as a result of the net increase in sales to existing customers and the addition of new customers. National pharmacy chain sales increased $324.7 million to $575.7 million, or 129.3%, over the first nine months of fiscal 2001 due to infrastructure investments and a focused effort on this trade class, while sales to healthcare providers decreased $285.3 million to $72.6 million, or 79.7%, as a result of the loss of two mail order customers during the fourth quarter of fiscal 2000.

   In addition, the nine months ended March 31, 2001 contained $73.2 million in dock-to-dock sales, which are not included in net sales due to our accounting policy of recording only the commission on such transactions as a reduction to cost of sales in our consolidated statements of operations. Dock-to-dock sales represent bulk sales of pharmaceuticals to self-warehousing chain pharmacies for which we act only as an intermediary in the order and subsequent delivery of products to the customers' warehouses. The commission on dock-to-dock sales is typically lower than the gross profit realized on sales of products from inventory. Dock-to-dock sales were $35.4 million for the nine months ended March 31, 2000.

   Gross Profit Gross profit increased $10.1 million to $50.6 million, or 25.1%, for the nine months ended March 31, 2001, compared to the corresponding period of the prior year. As a percentage of net sales, gross margin increased from 3.72% to 4.23% for the nine months ended March 31, 2001, compared to the corresponding period of the prior year. The increase in gross margin percentage was due to the discontinuance of lower gross profit business from the mail order customers mentioned above.

   Operating Expenses Operating expenses increased $6.3 million to $30.9 million, or 25.8%, for the nine months ended March 31, 2001 compared to the corresponding period of the prior year. The ratio of operating expenses to net sales for the first nine months of fiscal 2001 was 2.58%, a 14.2% increase from the comparable period of the prior year. The increase in operating expenses and the ratio of operating expenses to net sales for the nine-month period ended March 31, 2001 resulted primarily from a shift in sales mix to accounts requiring a higher level of service and related expense.

   Interest Expense, Net Net interest expense increased $2.3 million to $9.0 million, or 34.2%, for the nine months ended March 31, 2001, compared to the corresponding period of the prior year. As a percentage of net sales, net interest expense increased to 0.75% from 0.62% for the nine months ended March 31, 2001, compared to the corresponding period of the prior year. The increase in net interest expense was primarily the result of higher interest rates and higher average borrowings related to our continued growth.

   Income Tax Provision Our effective income tax rate of 39% is the rate expected to be applicable for the full fiscal year ending June 30, 2001. This rate was different from the statutory blended federal and state rates primarily because of the amortization of intangible assets that are not deductible for federal and state income tax purposes. Our effective rate is slightly higher than the corresponding period of last year due to the impact of the sales mix on the blended state income tax rate.

Annual Results Of Operations

Fiscal year ended June 30, 2000, compared with the fiscal year ended June 30,
1999

   Net Sales Net sales increased $642.7 million to $1.46 billion, or 78.8%, for the fiscal year ended June 30, 2000, compared with the fiscal year ended June 30, 1999. Sales were significantly impacted by our acquisition of Jewett Drug Co. in June 1999. Independent and regional pharmacy sales increased by $176.9 million to $646.1 million, or 37.7% from higher sales to existing customers and new customers, including those obtained in that acquisition. National pharmacy chain sales increased by $265.2 million to $392.5 million, or 208.5%, from higher sales to existing and new pharmacy chain customers resulting from a focused marketing effort on this trade class. Sales to healthcare providers increased by $200.0 million to $416.9 million, or 92.2%, compared with fiscal 1999, due to sales to a prescription benefit management company that became a customer as a result of the Jewett Drug Co. acquisition. The remaining $0.6 million sales increase was primarily from software sales by Tykon, Inc., which we acquired in September 1998. The supply contracts with two customers (including our largest customer at that time), representing approximately 23% of fiscal 2000 sales, were terminated in the fourth quarter of fiscal 2000. As a result, we anticipate that sales to healthcare providers will decrease in fiscal 2001.

   In addition, during fiscal 2000, we made $46.8 million in dock-to-dock sales, which are not included in net sales due to our accounting policy of recording only the commission on such transactions as a reduction of cost of goods sold. There were $189.0 million of dock-to-dock sales in fiscal 1999.

   Gross Profit Gross profit increased $14.9 million to $56.4 million, or 35.8%, in fiscal 2000 compared with fiscal 1999 driven primarily by higher sales. As a percentage of net sales, gross margin decreased from 5.09% to 3.87% in fiscal 2000 compared with fiscal 1999. The decrease in gross margin percentage was mainly due to a shift in customer mix as a result of the Jewett Drug Co. acquisition, partially offset by higher sales of more profitable generic pharmaceutical products and sales of inventory acquired through advantageous purchasing.

   Operating Expenses Total operating expenses increased $7.4 million to $34.1 million, or 27.8%, in fiscal 2000, compared with fiscal 1999. As a percentage of net sales, total operating expenses decreased from 3.27% to 2.34% in fiscal 2000 compared with fiscal 1999. The increase in operating expenses in fiscal 2000 resulted primarily from our acquisition of Jewett Drug Co. The decrease in operating expense percentage for the year is due mainly to the increase in sales that generated a lower expense to sales ratio.

   Interest Expense, Net Net interest expense increased $5.0 million to $9.6 million, or 107.9%, in fiscal 2000, compared with fiscal 1999. As a percentage of net sales, net interest expense increased from 0.57% to 0.66% in fiscal 2000 compared with fiscal 1999. The increase in net interest expense was primarily the result of higher average outstanding borrowings in support of our growth and by higher weighted average interest rates. Weighted average interest rates increased 105 basis points to 7.31% for the year primarily due to market conditions during fiscal 2000.

   Other Income, Net Other income, net increased $0.3 million to $0.7 million, or 70.8%, in fiscal 2000 compared with fiscal 1999. The increase was primarily due to higher recorded earnings from our equity interest in the net income of Pharmaceutical Buyers during fiscal 2000, which totaled $0.6 million, compared with $0.3 million in fiscal 1999.

   Income Tax Provision Our income tax rates of 38.8% in fiscal 2000 and 37.7% in fiscal 1999 differed from the statutory blended federal and state rates primarily due to the impact of the amortization of intangible assets that were not deductible for income tax purposes, partially offset by our equity in the net income of Pharmaceutical Buyers, a portion of which was excludable from taxable income.

Fiscal year ended June 30, 1999, compared with the fiscal year ended June 30,
1998

   Net Sales Net sales increased $202.9 million to $815.3 million, or 33.1%, for the fiscal year ended June 30, 1999, compared with the fiscal year ended June 30, 1998. Independent and regional pharmacy sales increased by $75.5 million to $469.2 million, or 19.2%, primarily due to higher sales to existing customers and new customers, including those obtained in the Jewett Drug Co. acquisition. National pharmacy chain sales increased by $89.0 million to $127.2 million, or 233.1%, primarily due to higher sales to existing and new national pharmacy chain customers resulting from a focused marketing effort on this trade class. Sales to healthcare providers increased by $37.3 million to $216.9 million, or 20.7%, compared with fiscal 1998, due to increased sales to one pharmacy benefit management company and sales to another pharmacy benefit management company that became a customer as a result of the acquisition of Jewett Drug Co. in June 1999. The remaining $1.1 million sales increase was primarily from software sales by Tykon, Inc.

   In addition, during fiscal 1999, we made $189.0 million in dock-to-dock sales, which are not included in net sales due to our accounting policy of recording only the commission on such transactions as a reduction of cost of goods sold. There were $62.1 million of dock-to-dock sales in fiscal 1998.

   Gross Profit Gross profit increased $10.9 million to $41.5 million, or 35.5%, in fiscal 1999 compared with fiscal 1998 driven primarily by higher sales and partially by improved margins. As a percentage of net sales, gross margin increased from 5.01% to 5.09% in fiscal 1999 compared with fiscal 1998. The increase in gross margin percentage was mainly due to a shift to higher margin business, higher sales of more profitable generic pharmaceutical products and sales of inventory acquired through advantageous purchasing. These benefits were partially offset by higher sales to large customers that typically generate lower margins.

   Operating Expenses Total operating expenses increased $5.8 million to $26.7 million, or 27.8%, in fiscal 1999, compared with fiscal 1998. As a percentage of net sales, total operating expenses decreased from 3.41% to 3.27% in fiscal 1999 compared with fiscal 1998. The increase in operating expenses in fiscal 1999 resulted primarily from incremental warehouse and distribution costs associated with increased sales activity and higher personnel costs related to additional managerial positions in several of our major functional areas.

   Interest Expense, Net Net interest expense increased $0.8 million to $4.6 million, or 21.8%, in fiscal 1999, compared with fiscal 1998. As a percentage of net sales, net interest expense decreased from 0.62% to 0.57% in fiscal 1999 compared with fiscal 1998. The increase in net interest expense was primarily the result of higher average outstanding borrowings in support of our growth, partially offset by lower weighted average interest rates. Weighted average interest rates decreased 91 basis points to 6.26% for the year primarily due to the accounts receivable securitization facility finalized in August 1998.

   Other Income, Net Other income, net decreased $0.1 million to $0.4 million, or a decrease of 18.7%, in fiscal 1999 compared with fiscal 1998. The decrease was primarily due to lower recorded earnings from our equity interest in the net income of Pharmaceutical Buyers during fiscal 1999, which totaled $0.3 million, compared with $0.4 million in fiscal 1998.

   Income Tax Provision Our income tax rates of 37.7% in fiscal 1999 and 39.3% in fiscal 1998 differed from the statutory blended federal and state rates primarily due to the impact of the amortization of intangible assets that were not deductible for income tax purposes, partially offset by our equity in the net income of Pharmaceutical Buyers, a portion of which was excludable from taxable income.

Liquidity And Capital Resources

   Our working capital requirements are generally met through a combination of internally generated funds, borrowings under the revolving line of credit, the accounts receivable purchase facility, and trade credit from our suppliers. We use the following ratios as key indicators of our liquidity and working capital management:

                                                            March 31, June 30,
                                                              2001      2000
                                                            --------- ---------
      Working capital (000s)............................... $  93,853 $  93,556
      Current ratio........................................ 1.61 to 1 1.65 to 1

   Working capital and current ratio at March 31, 2001 are consistent with June 30, 2000 levels. Increases in accounts receivable related to seasonal sales patterns and growth have been offset by inventory decreases and accounts payable increases tied to timing of inventory receipts and related payments.

   We invested $2.4 million in capital assets in the nine-month period ended March 31, 2001, as compared to $2.0 million in the corresponding period in the prior year. The fiscal 2001 expenditures were primarily related to the implementation of our new Enterprise Resource Planning computer system, which is scheduled to be completed by the end of the calendar year 2001. This system integrates sales order management, inventory management, transportation management, customer service, accounts payable, accounts receivable, general ledger and financial reporting. We believe that continuing investment in capital assets is necessary to achieve our goal of improving operational efficiency, thereby enhancing our productivity and profitability.

   Cash outflows from financing activities totaled $6.9 million for the nine-month period ended March 31, 2001 as compared to cash inflows of $23.3 million for the corresponding period in the prior year. During the current year, the capacity under our accounts receivable purchase facility increased which made available funds for repayment of the revolving credit facility. During the previous year, the inflows were associated with borrowings under the revolving credit facilities utilized to finance inventory builds.

   As of March 31, 2001, our revolving line of credit had a maximum borrowing capacity of $130.0 million, expiring in August 2002. On June 12, 2001, the loan agreement was amended to increase the maximum borrowing capacity to $150 million and extend the term to August 2005. Under the loan agreement, the total amount of loans and letters of credit outstanding at any time may not exceed the lesser of an amount based on percentages of eligible inventories or our maximum borrowing capacity under this agreement. The advances currently bear interest at a base rate of the London Interbank Offering Rate (LIBOR) plus 2.00% (which will be reduced to 1.75% after completion of this offering), or at the prime rate plus 0.25% per annum payable monthly. On May 4, 2000, we fixed $20.0 million of our revolving line of credit at a nominal rate of 7.30%, which has subsequently been renegotiated to a rate of 6.19% with a termination date of August 2005. The unused portion of the line of credit amounted to $20.4 million at March 31, 2001 and $22.0 million at June 30, 2000. The agreement expires in August 2005, and, therefore, the related debt has been classified as long-term. The revolving line of credit is secured by eligible inventories.

   In the first quarter of fiscal 1999, we entered into an accounts receivable purchase facility under an asset securitization structure with our primary lender. At March 31, 2001, the maximum amount of receivables eligible to be sold was $117.0 million. On June 8, 2001, this agreement was amended to increase the maximum amount of receivables eligible to be sold to $150 million and extend the term to August 2005. The securitization provides for annual renewal options, and bears interest at 30-day commercial paper rates plus program and liquidity fees of 0.75% paid monthly. Under the securitization, accounts receivable are sold on a non-recourse basis to our bankruptcy-remote subsidiary as security for commercial paper issued by an affiliate of the lender. Based upon the structure of the arrangement, the subsidiary's assets and liabilities, consisting of accounts receivable and long-term debt, are not consolidated with our accounts receivables and long-term debt. Accordingly, our trade accounts receivable are net of $117.0 million at March 31, 2001 and are net of $75.0 million at June 30, 2000, which represent accounts receivable that were sold under the securitization.

   To hedge our floating rate exposure, we have an interest rate collar agreement, whereby our base rate on $10.0 million of the outstanding revolving line of credit balance shall not exceed 6.75%. If the LIBOR is less than 5.25%, then our base rate on $7.5 million of the outstanding revolving line of credit balance shall not be less than 5.25%. We have an additional interest rate collar agreement on $40.0 million of the outstanding revolving line of credit, whereby our base rate shall not exceed 6.85% nor be less than 4.93%. At March 31, 2001, LIBOR was 5.08%. Both of these agreements expire in August 2001. In October 2000, we executed a $50.0 million interest rate cap agreement with the LIBOR rate capped at 7.25%. This agreement is for the period August 2001 through August 2002.

   We believe that funds available under the line of credit, the securitization facility and the proceeds of this offering, together with internally generated funds, will be sufficient to meet our capital requirements for the foreseeable future. Shareholders' equity increased to $52.2 million at March 31, 2001 from $45.3 million at June 30, 2000, primarily due to net earnings during the period.

Quarterly Results of Operations

   Our management prepares quarterly financial statements which, in management's opinion, are prepared on a basis consistent with the audited financial statements contained elsewhere herein and include all adjustments, consisting only of normal recurring accruals, which we consider necessary for a fair presentation of the information presented, when read in conjunction with our Consolidated Financial Statements and the Notes thereto appearing elsewhere in this prospectus. The results of operations for any quarter and any quarter-to-quarter trends are not necessarily indicative of the results to be expected for any future periods.

Inflation

   Our financial statements are prepared on the basis of historical costs and are not intended to reflect changes in the relative purchasing power of the dollar. Because of our ability to take advantage of forward purchasing opportunities, we believe that our gross profits generally increase as a result of manufacturers' price increases in the products we distribute. Gross profits may decline if the rate of price increases by manufacturers declines.

   Generally, price increases are passed through to customers as they are received by us and therefore reduce the negative effect of inflation. Other non-inventory cost increases, such as payroll, supplies and services, have been partially offset during the past three years by increased volume and productivity.

New Accounting Standards

   In June, 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which we were required to adopt beginning on July 1, 2000. The adoption of this standard did not have a material impact on us.

   The Financial Accounting Standards Board has proposed a new accounting standard, "Business Combinations and Intangible Assets-Accounting for Goodwill." The proposed standard has not been finalized. Under the proposal, we and other companies would no longer be required or permitted to amortize goodwill reflected on our balance sheet. We would, however, be required to evaluate goodwill reflected on our balance sheet to determine whether the goodwill is impaired under the guidelines of the proposed standard. If we determine that the goodwill is impaired, we would be required to write-off a portion of the goodwill. As of March 31, 2001, we had approximately $42.0 million of goodwill on our balance sheet. Under the current proposed standard we would not be required to adopt these rules until July 2002, which is the beginning of our fiscal year 2003. Since the new statement has not been finalized, we have not yet performed valuations or appraisals to evaluate any potential goodwill impairment, and therefore no impairment, if any, is currently determinable. If a goodwill impairment exists at the date of adoption, any initial goodwill impairment would be recorded as a cumulative change in accounting under the current proposed guidelines.

Quantitative And Qualitative Disclosures About Market Risk

   Our primary exposure to market risk consists of changes in interest rates on borrowings. An increase in interest rates would adversely affect the operating results and the cash flow available to fund operations and expansion. Based on the average variable borrowings, a change of 25 basis points in the average variable borrowing rate would result in a change of approximately $0.4 million in annual interest expense. The recent reduction in interest rates should have a positive impact on our short-term interest expense. We continually monitor this risk and review the potential benefits of entering into hedging transactions, such as interest rate collar agreements, to mitigate the exposure to interest rate fluctuations. At June 30, 2000, we had several arrangements as disclosed in Note 8 to our audited consolidated financial statements.

                                    BUSINESS

General

   We are a wholesale distributor of pharmaceutical and related healthcare and beauty aid products. We serve independent pharmacies, regional pharmacy companies, national pharmacy chains and other healthcare providers. Our independent and regional pharmacy customers are located in 24 states primarily in the Midwest and South. Independent and regional pharmacies generally operate single or multi-site locations in one or more states. National pharmacy chains generally operate a large number of locations in multiple regions of the United States. Our independent and regional pharmacy business has grown from $393.6 million in fiscal 1998 to $646.1 million in fiscal 2000 and $546.3 million in the first nine months of fiscal 2001. Our national pharmacy chain business has grown from $38.2 million in net sales in fiscal 1998 to $392.5 million in fiscal 2000 and $575.7 million in the first nine months of fiscal 2001. We sell branded pharmaceuticals (approximately 87% of net sales in fiscal 2000), generic pharmaceuticals (approximately 7% of net sales in fiscal 2000) and over-the-counter health and beauty aids (approximately 6% of net sales in fiscal 2000). In addition to distributing products to independent, regional and national pharmacies, we also provide our products and services to other healthcare providers, including hospitals, alternate-site care providers, pharmacy benefit management companies and HMOs.

   We believe that our size, decentralized operating structure and high level of customer service provide us with competitive advantages and position us to benefit from trends impacting our industry. Our management believes that the increasing size, scale and consolidation of the wholesale pharmaceutical industry's national participants and their strategy to be primary or major distributors to national pharmacy chains and other healthcare providers create opportunities for us to effectively compete with them based on our business focus and differentiated product offering.

Industry Overview

   Wholesale pharmaceutical distributors serve pharmacies and other healthcare providers by providing access to a single source for pharmaceutical and healthcare products from hundreds of different manufacturers. In addition, wholesale distributors lower customer inventory costs, provide efficient and timely product delivery and provide valuable inventory and purchasing information. Customers also benefit from value-added programs developed by wholesale distributors to reduce costs and to increase operating efficiencies for the customer, including packaging, stockless inventory and pharmacy computer systems. Industry analysts estimate that wholesale distributors save the healthcare delivery system more than $50 billion per year compared to purchasing directly from manufacturers.

   Wholesale drug distributors are the most important distribution channel for pharmaceutical manufacturers, accounting for approximately 77.9% of the $121.7 billion of prescription drug sales to retailers and institutions during 1999. Wholesale pharmaceutical distribution industry sales increased from $2.4 billion in 1970 to more than $94.0 billion in 1999, and we expect them to continue to increase. The principal factors contributing to this historical and expected growth are the following:

  . Aging of Population. The number of individuals over age 50 in the United
    States is projected to grow from 28% of the population presently to 32% in 2010 and 35% by 2015. This demographic group represents the largest percentage of new prescriptions filled and obtains more prescriptions per capita annually than any other age group.

  . Increased Drug Utilization. In recent years, a number of factors have contributed to the increased utilization of drug-based therapies to prevent and to treat disease. These factors include increased research and development spending by pharmaceutical manufacturers leading to the introduction of new pharmaceuticals, the lower costs of drug-based therapy relative to surgery and increased direct to consumer advertising by manufacturers.

  . Importance of the Wholesale Distribution Channel. Over the past decade, as the cost and complexity of maintaining inventories and arranging for delivery of pharmaceutical products has risen, manufacturers of pharmaceuticals have significantly increased the distribution of their products through wholesalers. Drug wholesalers are generally able to offer their customers and suppliers more efficient distribution and inventory management than pharmaceutical manufacturers. As a result, from 1980 to 1999, the percentage of total pharmaceutical sales through wholesale distributors increased from approximately 57.0% to approximately 77.9%.

  . Rising Pharmaceutical Costs. We believe that price increases for branded pharmaceutical products by manufacturers will continue to equal or exceed the overall increases in the Consumer Price Index. We believe that these increases will be due in large part to relatively inelastic demand for branded pharmaceuticals in the face of higher prices charged for patented drugs as manufacturers attempt to recoup costs associated with the development, clinical testing and FDA approval of new products. From 1990 to 1999, the average retail price of a prescription increased from $22.06 to $42.42.

   Since 1997, the number of independent pharmacies has stabilized at approximately 21,000. The number of independent pharmacy stores in the United States declined from approximately 31,900 in 1990 to approximately 21,000 in 1997. We believe this decline was generally attributable to national pharmacy chains acquiring independent pharmacy stores and to weaker independent pharmacy businesses not being able to compete with national pharmacy chains and stronger independent pharmacies. We believe that the average independent pharmacy in operation today is financially healthier and better run than the average independent pharmacy of 10 years ago. We believe that this is a favorable trend for our business model and strategy.

Customers and Products

   Our customer base consists of independent pharmacies, regional pharmacy companies, national pharmacy chains and other healthcare providers. Independent pharmacies generally are community-based pharmacies, which we believe benefit the most from our customized sales, information systems and other value added services. Regional pharmacy companies generally focus on serving customers with multiple sites in one or more states. National pharmacy chains generally have stores located in more than one region in the United States and include the pharmacy departments of supermarkets and mass merchandisers. Other healthcare providers consist of hospitals, other alternate-site care providers (including nursing homes, clinics, home health services and managed care organizations), HMOs and pharmacy benefit management companies. We are focused on serving the unique needs of independent and regional pharmacies and have structured our business and operating model to be able to do this in an efficient and profitable manner.

Net Sales

                                           Fiscal years ended                  Nine months ended
                          ---------------------------------------------------- ------------------
                           June 30, 1998    June 30, 1999     June 30, 2000      March 31, 2001
                          ---------------- ---------------- ------------------ ------------------
                           Amount  Percent  Amount  Percent   Amount   Percent   Amount   Percent
                          -------- ------- -------- ------- ---------- ------- ---------- -------
                                                  (Dollars In Thousands)
Independent and regional
 pharmacies.............  $393,646  64.3%  $469,164  57.6%  $  646,102  44.3%  $  546,261  45.6%
National pharmacy
 chains.................    38,194   6.2%   127,222  15.6%     392,450  26.9%     575,667  48.1%
Other healthcare
 providers..............   179,658  29.3%   216,901  26.6%     416,869  28.6%      72,630   6.1%
Software sales(1).......       929   0.2%     2,032   0.2%       2,626   0.2%       2,087   0.2%
                          -------- ------  -------- ------  ---------- ------  ---------- ------
    Total...............  $612,427 100.0%  $815,319 100.0%  $1,458,047 100.0%  $1,196,645 100.0%
                          ======== ======  ======== ======  ========== ======  ========== ======

--------
(1) A small component of this category consists of non-software sales.

   In the fourth quarter of fiscal 2000, our contracts with our two largest mail-order customers were terminated by the customers. In each case, we were given the opportunity to submit proposals to renew the contracts but elected not to do so at prices that would have been required to retain the business. Sales to these customers in fiscal 2000 represented approximately 18% and 5%, respectively, of our total net sales for that period. The loss of these customers has not had a material adverse effect on our sales or income. In each of the first three quarters of fiscal 2001, net sales and gross profit increased over the comparable quarter in fiscal 2000. We currently have no significant mail order customers.

 Independent and Regional Pharmacies

   Consistent with our strategy since our inception, one of our primary objectives has been to focus on serving the specialized needs of independent and regional pharmacies while our larger national competitors have increasingly organized their businesses around serving the primary needs of the national pharmacy chain companies. We have organized ourselves to profitably and efficiently provide all of our services to our independent and regional pharmacy customers from four distribution centers located in four states, serving customers in 24 states primarily in the Midwest and South. In the first nine months of fiscal 2001, we sold to approximately 1,000 independent and regional customers and approximately 92% of our sales to independent and regional pharmacy customers were to customers who purchased from us $300,000 or more during the same period. Our sales to independent and regional pharmacies grew from $393.6 million to $646.1 million from fiscal 1998 to fiscal 2000 and were $546.3 million in the first nine months of fiscal 2001. Each of our distribution centers has the personnel and capabilities to autonomously provide customized distribution, information systems, inventory management and other services to our local independent pharmacy and regional pharmacy customers.

   Our product offerings to independent and regional pharmacy companies consist of more than 25,000 SKUs, including branded pharmaceuticals, multi-source generics, private label products, repackaged pharmaceutical products and over-the-counter health and beauty aids. We deliver our products directly to the stores of our independent pharmacy customers and deliver both to retail stores and to the warehouses of our regional pharmacy customers depending on whether they have centralized inventory warehouses.

   Our decentralized organization allows our distribution centers to form strong, attentive and responsive business relationships with our independent and regional pharmacy customers. Our specialized infrastructure and autonomous distribution centers enable us to serve our independent and regional pharmacy customers with a high level of customer service. We believe that we fulfill our customers' orders with a high degree of accuracy and that our customers value our flexibility and willingness to meet and accommodate their special requests and needs. We believe that the large national wholesale distributors, which are focused on and organized to serve primarily large national pharmacy chains, do not have the operating model or flexibility to service independent and regional pharmacies as we do.

 National Pharmacy Chains

   By virtue of our strong independent and regional pharmacy business and our competitive position and strong relationships with pharmaceutical manufacturers and national pharmacy chain companies, we have built a business that services the high-volume branded pharmaceutical distribution needs of our manufacturers and national pharmacy chain customers. We provide our national pharmacy chain customers with 700 to 800 high-volume, branded bulk pharmaceuticals that we purchase from pharmaceutical manufacturers on favorable terms. Our net revenues from these sales have grown from $38.2 million in fiscal 1998 to $392.5 million in fiscal 2000 and were $575.7 million for the first nine months of fiscal 2001. We ship pharmaceutical products to our national pharmacy chain customers' warehouses in bulk as these products become available for us to procure from manufacturers.

   Among the members of our management team, we have more than 50 years of cumulative operating experience in dealing with pharmaceutical manufacturers and national pharmacy chain companies. We have developed long-standing and trusted relationships with many large pharmaceutical manufacturers. These relationships enable us to purchase branded pharmaceuticals from manufacturers for distribution to our national pharmacy chain customers based on manufacturers' needs to supplement the volumes they distribute to national pharmacy chains through the national distributors. We believe that certain pharmaceutical manufacturers utilize a number of mechanisms to control the rate at which they supply their products to the market. They exercise this control in order to smooth the demands on their manufacturing facilities, control their inventory levels, reduce the impacts of seasonality and volatility on their overall operations, coordinate new product launches and product phase-outs and to manage the supply and pricing of their products in the marketplace. The means pharmaceutical companies employ to manage the demand for their products include planned price increases, which cause incremental short-term demand, various temporary incentives and prices, and one-time volume pricing. The volume of the products impacted by these inventory management activities is generally a small percentage of sales for any given pharmaceutical company, but can represent significant dollars in high selling pharmaceutical categories.

   Our industry is subject to regulations that require organizations handling the distribution or sale of pharmaceuticals to be able to trace the detailed history of those specific products back to the manufacturer or an authorized distributor. In order to ensure that we provide our customers with products that have verifiable shipment histories, we purchase the vast majority of our pharmaceuticals directly from manufacturers with the balance coming directly from authorized distributors. As a result of our reputation and conservative business practices, we believe that we are a desirable business partner for pharmaceutical manufacturers and national pharmacy chains.

   We utilize our longstanding manufacturer and national pharmacy chain customer relationships to provide services that benefit both our customers and our suppliers. Our management team has developed and maintains reputations and contacts that enable them to identify opportunities to purchase branded pharmaceuticals from manufacturers at attractive prices. In addition to the experience and expertise of our management team in this area, we also employ sophisticated information and inventory management systems to understand the demand for particular products in advance of buying them for distribution. We generally purchase only high moving branded pharmaceuticals for supply to national pharmacy chains. As a result, we minimize our inventory risk exposure and have not experienced any material inventory expiration or obsolescence in this part of our business. We have, however, had situations in which we have sold pharmaceutical products to national pharmacy chains at prices lower than what we expected when we procured those products.

Our Strategy

   Our objective is to be the preferred business partner of both our customers and suppliers. We intend to continue expanding our independent and regional pharmacy business while using available capital to grow our national pharmacy chain business. Additionally, we will continue to evaluate opportunities to expand our product and service offering and to consider opportunities to enter new markets through internal growth and through the selective acquisition of complementary businesses. Management has identified the following initiatives:

  . Focus on Independent and Regional Pharmacy Customers. Since the inception of our company, our primary focus has been to service independent and regional pharmacies with a very high level of customer service. Our management team believes that well-run, owner operated independent pharmacies provide an invaluable service to their local communities and a level of personal care that consumers value. Until approximately 1997, the number of independent pharmacies in the United States was in decline as national pharmacy chain companies acquired independents and as more cost efficient national pharmacy chain stores competed more effectively for customers. Since 1997, the number of independent pharmacy stores has stabilized. We believe that the average independent pharmacy currently in operation is more efficient and generally better managed than the average independent pharmacy store of several years ago.

   Our industry is rapidly consolidating in order to allow the large national wholesale distributors to better service the needs of the largest national pharmacy chain companies, on which they are primarily focused. We have structured our business and focused our efforts on servicing the specialized needs of independent and regional pharmacy customers. Our strategy is to centrally administer purchasing to negotiate favorable pricing from our manufacturers while operating our business from our autonomous distribution centers. We will continue to provide customized distribution, information systems, marketing and other business solutions to our independent and regional pharmacy customers to help them operate their businesses more profitably. We will continue to provide these services locally from our distribution centers.

  . Grow National Pharmacy Chain Business. Our national pharmacy chain business is focused on serving the needs of both our pharmaceutical manufacturers and our national pharmacy chain customers. The growth of our business in this area has been constrained by our access to working capital required to take advantage of the procurement opportunities made available to us by manufacturers. We believe that the proceeds from the offering and cash generated from our business on an ongoing basis will enable us to take advantage of more of the purchasing opportunities made available to us by manufacturers. Our strategy is to utilize available capital to increase our purchases from pharmaceutical manufacturers and consequently better serve their inventory management needs, and to help our national pharmacy chain customers lower their overall product procurement costs.

  . Enter New Regions. We believe that there may be significant opportunities for us to grow our business by expanding into areas of the country that we do not currently serve. We will continue to evaluate opportunities to expand into new regions by opening distribution centers from which we can serve independent and regional pharmacy customers. We believe our decentralized structure and focus on meeting the unique business requirements of independent and regional pharmacy companies will enable us to grow our business and efficiently expand our geographic coverage.

  . Make Selective Acquisitions. We have a history of acquiring and integrating related businesses. Since 1987, we have made nine acquisitions. As part of our growth strategy, we monitor acquisition opportunities within our industry. We intend to selectively acquire other wholesale distribution companies and related service providers that help us to enhance and improve the level of service and products that we provide to our current customers and which help us to expand to service new customers.

Additional Services

   Consistent with our strategy to offer a high level of customer service to our pharmacy customers, we offer a number of proprietary information system, marketing, and other business management solutions to assist our customers in profitably operating and growing their businesses. We offer and fully support these services from our distribution centers. We make these services available to all our customers, however our independent pharmacy customers have the most to gain from them and are consequently the heaviest users of these services. In providing our services and support to independent and regional pharmacy customers, we give them access to resources and tools normally associated with larger businesses. In so doing, we believe that we enable them to operate their businesses more efficiently and that we increase our value to them.

   We strive to offer services that enhance the operating efficiencies of our customers and assist them in competing effectively. Principal elements of our service offering to our customers include:

  . RESOURCE(SM)/PARTNERS(SM) are our fully automated and customizable replenishment software systems which help pharmacies more efficiently coordinate product supply and demand. Through these proprietary PC-based order entry/order confirmation systems that completely automate all order creation, transmission and confirmation operations, our customers have the opportunity to improve their margins and significantly reduce their working capital needs through effective inventory management.

  . SCRIPTMASTER(R) is our pharmacy management system, which includes computerized order entry, point-of-sale capabilities, inventory control and pharmacy disbursement. This service provides cost savings and enhanced efficiencies to pharmacy customers as well as valuable information on prescription history for manufacturers.

   We offer a broad range of merchandising and marketing services to our independent pharmacy customers under our "Med Plus(R)" program. Under this program, we plan and coordinate cooperative advertising programs, provide for the availability of various promotional products and offer a variety of other marketing services to independent pharmacies.

Operations

   We are an organization of locally managed drug wholesale distribution centers. Each distribution center has its own executive, sales and operations staff. Management compensation at each center is determined by that center's operating results. These operations utilize our corporate staff for procurement, marketing, financial, legal and executive management resources and corporate coordination of assets and working capital management. Our decentralized sales and distribution network, combined with our centralized procurement and corporate support staff structure, enable us to provide high levels of specialized customer service while minimizing administrative expenses and maximizing volume discounts for product purchases.

   Our distribution centers include computer systems and sophisticated materials handling equipment for receiving, storing and distributing large quantities and varieties of products. We continuously seek to improve our warehouse automation technologies to maximize operational efficiencies on a cost-effective basis. We receive virtually 100% of our orders electronically and, upon receipt of the customer's order at a distribution center, our warehouse-management system produces a "picking document" containing product selection, loading and truck routing information. The system also provides customized price information (geared to local markets as determined by the customer) or individual package price stickers to accompany each shipment to facilitate the customer's pricing of the items. Virtually all items ordered from our distribution centers are available and shipped by us less than 24 hours after the orders are placed by customers. Orders are delivered to customers by our fleet of trucks and vans or by contract carriers.

Sales And Marketing

   We employ sales representatives and customer service representatives at each of our distribution centers. Our sales representatives receive regular training to help them improve customer service and to provide them with the skills and resources necessary to increase business with existing customers and establish new customer relationships. We also maintain at each of our distribution centers a telephone service department staffed with trained representatives who answer customer questions and solve problems.

   We focus our marketing efforts on developing and maintaining primary relationships with customers. We emphasize frequent personal interaction between our sales force and customers so that our customers learn to rely on our dependability, responsiveness, accuracy of order filling and breadth of product line. Our customers also rely on our sales force for assistance with advertising, merchandising, stocking and inventory management.

   We believe that our distribution center-based customer service departments differentiate us from our national competitors; they are a key element in our marketing program. Our decentralized customer service staffs focus on developing relationships with our customers, responding quickly to customer inquiries and placing orders accurately and efficiently.

Purchasing and Inventory Control

   We utilize sophisticated inventory control and purchasing software to track our inventory, to analyze demand history and to project future demand. Our system is designed to enhance profit margins by eliminating the manual ordering process, allowing for automatic inventory replenishment and identifying inventory buying opportunities.

   We purchase products from approximately 700 manufacturers. We initiate purchase orders with manufacturers through our information systems. Historically, we have not experienced difficulty in purchasing desired products from suppliers. As is common practice in our industry, the majority of our supply contracts are terminable by either party upon short notice and without penalty. We believe that our relationships with our suppliers are good.

Management Information Systems

   Each of our distribution centers operates as a distinct business with complete system functionality including, order processing, inventory management, accounts receivable, accounts payable, general ledger, master file maintenance, and external and internal reporting. Historically, we have operated in a distributed data processing environment. Each distribution center maintained its own AS/400 system and Information Systems staff to support that function. Over the past year, we have consolidated all systems into data centers located in St. Louis and Cape Girardeau. Each of the divisions is connected to the central systems in St. Louis and Cape Girardeau.

   In March 2000, we selected JD Edwards OneWorld(TM) product as our new Enterprise Resource Planning software package. The OneWorld(TM) product is a complete system that integrates sales order management, inventory management, transportation management, customer service, accounts payable, accounts receivable, general ledger and financial reporting. The new system will provide us with improved operations management and financial reporting systems. Implementation of this system began in July 2000 and is expected to be completed by December 2001.

Buying Group

   In November 1995, we purchased 50% of Pharmaceutical Buyers, Inc., a Colorado-based group purchasing organization. Pharmaceutical Buyers is one of the largest pharmaceutical group purchasing organizations in the United States with over 2,000 member organizations. Pharmaceutical Buyers' member organizations include long-term care facilities, home infusion providers, and medical equipment distributors. J. David McCay, one of the founders of Pharmaceutical Buyers and currently an outside investor, has expressed to us his intention, based on certain rights given to him in connection with our purchase of 50% of Pharmaceutical Buyers, to exchange his 18% of the outstanding capital stock of Pharmaceutical Buyers for 180,000 shares of our stock immediately prior to the offering and will sell those shares in the offering. We expect that our increased ownership in Pharmaceutical Buyers to 68% and the resulting required consolidation will positively impact our financial statements by increasing our gross profit and gross margin percentage and that it will not affect our earnings per share.

Competition

   The wholesale distribution of pharmaceuticals, health and beauty aids, and other healthcare products is highly competitive. National and regional distributors compete primarily on the basis of service and price. Other competitive factors include delivery service, credit terms, breadth of product line, customer support, merchandising and marketing programs. We compete with national and regional wholesale distributors, manufacturers and generic pharmaceutical telemarketers and specialty distributors and with other wholesale distributors for purchases of products and financial support in the form of trade credit from manufacturers. Certain of our competitors, including McKesson HBOC, Inc., Bergen Brunswig Corporation, AmeriSource Health Corporation and Cardinal Health, Inc., have significantly greater financial and marketing resources than we do.

Employees

   As of March 31, 2001, we employed 344 persons, 298 of whom were full-time employees. Approximately 22 employees at our Minneapolis, Minnesota distribution center are covered by a collective bargaining agreement with the Miscellaneous Drivers, Helpers and Warehousemen's Union, Local 638, which expires in

March 2003. Approximately 11 employees at our Jewett Drug Co. subsidiary are covered by a collective bargaining agreement with the General Drivers and Helpers Union Local 749, affiliated with the International Brotherhood of Teamsters, which expires February 29, 2004. In June 2000, the National Labor Relations Board certified the United Steelworkers of America as the collective bargaining representative for approximately 33 employees at our Cape Girardeau, Missouri distribution center. We believe that our employee relations are good.

Facilities

   We conduct our business from a total of nine office, warehouse and satellite depot facilities. Our primary operating facilities include:

   Location                  Description                     Square Footage
   --------                  -----------                     --------------
   Cape Girardeau, Missouri
    (1)....................  Distribution and administration     66,000
   Lexington, Kentucky (1).  Distribution and administration     61,900
   Minneapolis, Minnesota
    (2)....................  Distribution and administration     63,000
   Aberdeen, South Dakota
    (1)....................  Distribution and administration     40,000
   Davie, Florida (1)......  Distribution and administration     10,700
   Weston, Florida (1)(3)..  Distribution and administration     24,000
   St. Louis, Missouri (1).  Corporate offices                   11,500

--------
(1) Leased
(2) Owned
(3) Available August, 2001.

   We also maintain warehouse and satellite depot facilities in Missouri and Kentucky that enable us to efficiently distribute products on a timely basis. We believe our facilities are adequate to support our present business plans.

Regulatory Matters

   As a distributor of certain controlled substances and prescription pharmaceuticals, we are required to register with and obtain licenses and permits from certain federal and state agencies and must comply with operating and security measures prescribed by those agencies. We are also subject to various regulations including the 1987 Prescription Drug Marketing Act, an amendment to the federal Food, Drug and Cosmetic Act, which regulates the purchase, storage, security and distribution of prescription pharmaceuticals. Our compliance with these regulations is monitored through periodic site inspections conducted by various governmental agencies. Failure to comply with these regulations could have a material adverse effect on our business, financial condition and results of operations. We believe that we are in substantial compliance with all applicable governmental regulations and have all material permits and licenses required to conduct our business.

   Our business is subject to regulation under the Federal Food, Drug and Cosmetic Act, the Prescription Drug Marketing Act, the Controlled Substances Act, and state laws applicable to the distribution of pharmaceutical products and controlled substances.

   The Federal Food, Drug and Cosmetic Act generally regulates such matters as the handling, packaging, storage, and labeling of drugs and cosmetics. The Prescription Drug Marketing Act, which amended the Federal Food, Drug and Cosmetic Act, establishes requirements applicable to the wholesale distribution of prescription drugs, including the requirement that wholesale drug distributors be licensed in accordance with federally established guidelines on storage, handling, and records maintenance by each state in which they conduct business. In addition, because some of the drugs that we handle are regulated under the Controlled Substances Act (for example, those containing narcotics such as codeine or certain stimulant or depressant medications), we also are subject to the applicable provisions of the Prescription Drug Marketing Act, including specific labeling, packaging and recordkeeping requirements and the obligation to register with the federal government as a distributor of controlled substances. Finally, we are required to maintain licenses and permits for the distribution of pharmaceutical products and controlled substances under the laws of each state in which we operate.

   On December 3, 1999, the FDA published final rules implementing the Prescription Drug Marketing Act. The FDA originally scheduled these final rules to become effective on December 4, 2000 but has since stayed effectiveness of certain rules until April 1, 2002. Under the rules that have been stayed, wholesale drug distributors must enter into a written agreement with a drug manufacturer in order for the wholesale drug distributor to be considered an authorized distributor for the manufacturer's products. Those wholesale drug distributors who are not considered authorized distributors must provide their customers with a statement identifying all prior sales of the drug starting with the original sale by the manufacturer. If these rules become effective in their current form on April 1, 2002, our current information systems will permit us to provide these statements in the instances that we are distributing pharmaceutical products from manufacturers with whom we do not have such agreements. We may experience some disruption in our supply of products if these rules are implemented, although we do not believe any such disruption will have a material adverse effect on our business.

   In addition, there has been much discussion regarding federal legislative proposals that would offer outpatient prescription drug benefits to senior citizens under Medicare or other programs. The impact of such legislation is not known at this time.

Legal Proceedings

   No material legal proceedings are pending against us.

                                   MANAGEMENT

Executive Officers And Directors

   The following table sets forth certain information with respect to our executive officers and directors as of May 1, 2001:

Name                       Age Position
----                       --- --------
J. Hord Armstrong, III      60 Chairman of the Board, Chief Executive Officer,
 (1).....................      Treasurer and Director
Martin D. Wilson (2).....   39 President, Chief Operating Officer, and Director
Thomas S. Hilton.........   48 Senior Vice President and Chief Financial Officer
Leonard R. Benjamin......   51 Vice President, General Counsel and Secretary
Brian G. Landry..........   45 Vice President and Chief Information Officer
Richard F. Ford (1)......   64 Director
Robert E. Korenblat (3)..   61 Director
Bryan H. Lawrence (3)....   58 Director
Louis B. Susman (2)......   62 Director
Thomas F. Patton (1).....   52 Director
Harvey C. Jewett, IV (2).   52 Director
James. M. Usdan (3)......   51 Director

--------
(1) Term expires in 2001.
(2) Term expires in 2002.
(3) Term expires in 2003.

   J. Hord Armstrong, III has served as our Chairman of the Board, Chief Executive Officer and Treasurer and as one of our directors since December 1987. Prior to joining us, Mr. Armstrong served as Vice President and Chief Financial Officer of Arch Mineral Corporation, a coal mining and sales corporation, from 1981 to 1987 and as its Treasurer from 1978 to 1981. Mr. Armstrong serves as a Trustee of the St. Louis College of Pharmacy.

   Martin D. Wilson has served as our President and Chief Operating Officer since January 1996, as Secretary from August 1993 to April 1999 and as one of our directors since 1997. Mr. Wilson previously served as our Executive Vice President, Finance and Administration from May 1995 to January 1996, as our Vice President, Finance and Administration from April 1991 to May 1995 and as our Controller from March 1988 to April 1991. Prior to joining D&K, Mr. Wilson, a certified public accountant, was associated with KPMG Peat Marwick, a public accounting firm.

   Thomas S. Hilton has served as our Senior Vice President and Chief Financial Officer since January 1999. Between May 1980 and June 1998, Mr. Hilton was employed by the Peabody Group, a coal mining and sales corporation, serving in a variety of management positions including Vice President and Treasurer from March 1993 to May 1995 and as Vice President and Chief Financial Officer from May 1995 to June 1998.

   Leonard R. Benjamin has served as our Vice President, General Counsel and Secretary since April 1999. Between January 1999 and April 1999, Mr. Benjamin was Assistant General Counsel of Innovex Corporation, a provider of sales forces to the pharmaceutical industry. Between October 1998 and January 1999, Mr. Benjamin was counsel to KWS&P/SFA Inc., a software provider to the pharmaceutical industry. Between April 1994 and July 1998, Mr. Benjamin was employed by Walsh International Inc., a software provider to the pharmaceutical industry, initially as Associate General Counsel and then as Vice President, General Counsel and Secretary.

   Brian G. Landry has served as our Vice President and Chief Information Officer since April 2000. Mr. Landry previously served as Vice President, I.S. product management from April 1999 to April 2000 and as Vice President and General Manager of our Minneapolis distribution center from November 1996 to April 1999. From October 1992 to October 1996, Mr. Landry was employed by Cardinal Health as a general manager of a distribution center.

   Richard F. Ford has served as one of our directors since our founding in December 1987. Mr. Ford has been engaged in venture capital investing as a general partner of affiliates of Gateway Venture Partners II, L.P. in St. Louis, Missouri, since 1984. Mr. Ford also serves as a director of Stifel Financial Corporation, CompuCom Systems, Inc. and TALX Corporation.

   Robert E. Korenblat has served as one of our directors since 1997 and is the President and Chief Executive Officer of Pharmaceutical Buyers, Inc., a Colorado-based group purchasing organization in which we will, following this offering, hold a 68% ownership interest. Mr. Korenblat additionally served as Vice President of Pharmaceutical Buyers from 1989 to 1991. Mr. Korenblat was elected a director of D&K in connection with our investment in Pharmaceutical Buyers. See "Certain Transactions."

   Bryan H. Lawrence has served as one of our directors since our founding in December 1987. Since September 1997, Mr. Lawrence has been a member of Yorktown Partners LLC, which manages certain investment partnerships. Prior thereto, he was a Managing Director of Dillon, Read & Co., Inc., an investment banking firm, for more than the preceding five years. Mr. Lawrence also serves as a director of Vintage Petroleum, Inc., Transmontaigne Inc., Carbon Energy Corporation, Hallador Petroleum Company and certain other companies in the energy industry in which Yorktown partnerships hold equity interests.

   Thomas F. Patton, Ph.D., has served as one of our directors since 1997. Dr. Patton is President of the St. Louis College of Pharmacy and has served in that capacity since June 1994. From April 1993 until January 1994 and from January 1994 until May 1994, Dr. Patton served as Executive Director of Pharmaceutical Research and Development and as Vice President of Pharmaceutical Research and Development, respectively, at Dupont-Merck Pharmaceutical Co., a manufacturer of pharmaceutical products. From March 1990 through March 1993, Dr. Patton served as Director and Senior Director of Pharmaceutical Research and Development at Merck and Co., Inc., a manufacturer of pharmaceutical products. Dr. Patton's career also includes tenures as Professor of Pharmaceutical Chemistry and Pharmacy Practice at the University of Kansas, Associate Director of Control Development at the Upjohn Co., a pharmaceutical company, and Vice President of Operations at Oread Laboratories, Inc., a pharmaceutical company.

   Harvey C. Jewett, IV has served as one of our directors since 1997. Mr. Jewett was the Chairman of Jewett Drug Co. from August 1988 until we acquired it in June 1999. He has also served as the President and Chief Operating Officer of the Rivett Group, L.L.C. since October 1988. He also serves as a director of the University of South Dakota Foundation and the College of Saint Benedict.

   Louis B. Susman has served as one of our directors since November 1998. Mr. Susman previously served as one of our advisory directors between June 1998 and November 1998. Mr. Susman currently is Managing Director and Vice Chairman of Investment Banking at Salomon Smith Barney. Mr. Susman has been employed by Salomon Smith Barney in various executive capacities since 1989 and also serves as a director of U.S. Can Corporation.

   James M. Usdan has served as one of our directors since 1997 and has been the President and Chief Executive Officer of Comprehensive Medical Imaging, Inc. since June 1998. Prior thereto, Mr. Usdan served as President and Chief Executive Officer of RehabCare Group, Inc., a St. Louis-based provider of rehabilitation, outpatient and therapist staffing services for more than the preceding five years. Mr. Usdan is also a director of Metro One Telecommunications, Inc.

Board Of Directors And Committees

   Our Bylaws provide for three classes of directors of approximately equal numbers designated as Class I, Class II, and Class III. Each director is elected for a three year term and the term of each class expires in a different year. Messrs. Armstrong, Patton and Ford are Class III directors whose terms expire in 2001; Messrs. Wilson, Jewett and Susman are Class I directors whose terms expire in 2002; and Messrs. Lawrence, Korenblat and Usdan are Class II directors whose terms expire in 2003.

   The Board of Directors has a standing Audit Committee and Stock Option and Compensation Committee. The members of the Audit Committee are Messrs. Ford, Susman and Usdan. The Stock Option and Compensation Committee is comprised of Messrs. Ford, Lawrence and Susman.

Directors' Fees

   Non-employee directors currently receive annual retainers of $10,000 for serving as directors and fees of $1,000 for each meeting of the Board of Directors attended ($500 if attended telephonically). In addition, the Board of Directors has granted options to the non-employee directors of 10,000 shares of common stock, exercisable at the rate of 20% per year over the five years following the date of the grant. Harvey C. Jewett, IV, who is a Class I director, is party to a Consulting Agreement with our company. Mr. Jewett is also the managing member of and holds an equity interest in Jewett Family Investments, L.L.C., which is party to two lease agreements with Jewett Drug Co., our subsidiary, for the lease of properties located in Aberdeen and Sioux Falls, South Dakota. See "Certain Transactions."

Executive Compensation

   The following table sets forth the compensation for each of the last three fiscal years of the Chief Executive Officer and the four other most highly compensated executive officers of our company whose annual salaries and other reportable compensation exceeded $100,000 in fiscal 2000.

                           Summary Compensation Table

                                                                  Long Term
                                      Annual Compensation        Compensation
                               --------------------------------- ------------
                                                    All Other     Securities
                                                     Annual       Underlying     All Other
Position                  Year  Salary   Bonus   Compensation(1)   Options    Compensation(2)
--------                  ---- -------- -------- --------------- ------------ ---------------
J. Hord Armstrong, III... 2000 $437,500 $112,500     $ 1,870        33,334(3)     $45,336
  Chairman of the Board,  1999  278,239  137,500       2,316        33,333(3)      58,246
  Chief Executive Officer 1998  240,000  125,000       1,859        33,333         89,373
  and Treasurer
Martin D. Wilson......... 2000 $293,749 $ 60,000     $ 2,200        16,667(3)     $33,196
  President and Chief     1999  201,264   80,000       1,933        16,667(3)      38,848
  Operating Officer       1998  161,667   70,000       1,626        16,666         21,752
Leonard R. Benjamin(4)... 2000 $160,000 $ 24,000     $ 4,225           --         $18,295
  Vice President, General 1999   35,111   10,000         855        15,000(3)       5,029
  Counsel and Secretary   1998      --       --          --            --             --
Thomas S. Hilton(5)...... 2000 $200,000 $ 35,000     $11,609           --         $23,581
  Senior Vice President   1999   77,917   49,500       4,198        15,000(3)      12,571
  and Chief Financial     1998      --       --          --            --             --
  Officer
Brian G. Landry.......... 2000 $118,125 $ 50,000     $10,980           --         $15,557
  Vice President and      1999  100,000    4,154       1,978        24,000(3)      15,536
  Chief Information
   Officer                1998   95,000   54,105       1,978        10,000         10,206

--------
(1) Includes compensation in connection with automobile expenses for fiscal 2000 as follows: Mr. Armstrong--$1,870; Mr. Wilson--$2,200; Mr. Benjamin-- $4,225; Mr. Hilton--$6,482 and Mr. Landry--$1,597. Also includes compensation to Mr. Hilton for club memberships for fiscal 2000 of $5,127. Also includes compensation to Mr. Landry for moving expenses for fiscal 2000 of $9,383.
(2) Includes contributions made to a defined contribution executive retirement plan funded by split-dollar life insurance policies for fiscal 2000 as follows: Mr. Armstrong--$40,908; Mr. Wilson--$27,796; Mr. Benjamin-- $14,545; Mr. Hilton--$18,181; and Mr. Landry--$11,817. Also includes contributions made to the Company's 401(k) plan for fiscal 2000 as follows:
    Mr. Armstrong--$4,428; Mr. Wilson--$5,400; Mr. Benjamin--$3,750; Mr. Hilton--$5,400 and Mr. Landry--$3,740.
(3) These options were canceled in May 2000.
(4) Mr. Benjamin joined us in April, 1999.
(5) Mr. Hilton joined us in January, 1999.

   The following table sets forth information concerning stock option grants made in fiscal 2000 to the individuals named in the Summary Compensation Table. Options were granted at fair market value on the date of grant and generally expire ten years after the date of grant.

                                                                               Potential
                                                                          Realizable Value at
                                                                          Assumed Annual Rate
                                                                            of Stock Price
                                                                           Appreciation for
                               Individual Grants Value                      Option Term(1)
                         -------------------------------------            -------------------
                         Number of
                         Securities  Percent of Total Exercise
                         Underlying  Options Granted   Price
                          Options    to Employees in    Per    Expiration
 Name                     Granted      Fiscal Year     Share      Date       5%       10%
 ----                    ----------  ---------------- -------- ---------- -------- ----------
J. Hord Armstrong, III..   33,334(2)       39.2%      $24.375   8/11/09   $510,987 $1,294,943
Martin D. Wilson........   16,667(2)       19.6%      $24.375   8/11/09   $255,493 $  647,471
Leonard R. Benjamin.....      --            --            --        --         --         --
Thomas S. Hilton........      --            --            --        --         --         --
Brian G. Landry.........      --            --            --        --         --         --

                          Option Grants In Fiscal 2000

--------
(1) Potential realizable value is calculated based on the term of the option at the time of grant. The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission. Potential realizable value does not represent a prediction of stock price performance and does not take into account appreciation for the fair value of the common stock from the date of grant to date. We cannot assure you that the actual stock price appreciation over the term of the option will equal or exceed the assumed 5% and 10% levels.
(2) These options were canceled in May, 2000.

   The following table sets forth information concerning the number of exercisable and unexercisable stock options at June 30, 2000 as well as the value of such stock options having an exercise price lower than the last reported trading price on June 30, 2000 ("in-the-money" options) held by the executive officers named in the Summary Compensation Table.

                      Aggregated Option Exercises In Last
                 Fiscal Year And Fiscal Year-End Option Values

                                                Number of Securities
                                               Underlying Unexercised    Value of Unexercised in
                           Shares              Options at Fiscal Year     the Money Options at
                          Acquired    Value              End               Fiscal Year-End(1)
Name                     on Exercise Realized Exercisable/Unexercisable Exercisable/Unexercisable
----                     ----------- -------- ------------------------- -------------------------
J. Hord Armstrong, III..     --        --            33,333/--                $127,082/--
Martin D. Wilson........     --        --            70,865/--                $433,267/--
Leonard R. Benjamin.....     --        --              --  /--                    --  /--
Thomas S. Hilton........     --        --              --  /--                    --  /--
Brian G. Landry.........     --        --            17,000/--                $ 41,563/--

--------
(1) Based on a price per share of $10.4375, the closing sale price of the common stock on June 30, 2000.

Employment Agreements with Named Executive Officers

   In August and September, 2000, we entered into an employment agreement with
J. Hord Armstrong, III that expires September 15, 2003, an employment agreement with Martin D. Wilson that expires August 28, 2003 and an employment agreement with Thomas S. Hilton that expires August 31, 2003. These employment agreements are subject to successive one year renewal terms following expiration of the initial term unless notice of non-renewal is given by either party 90 days before the end of the then current term. Under the employment agreements, Mr. Armstrong serves as Chairman of the Board and Chief Executive Officer in exchange for annual base compensation of $475,000, Mr. Wilson serves as President and Chief Operating Officer in exchange for annual base compensation of $350,000 and Mr. Hilton serves as Senior Vice President and Chief Financial Officer in exchange for annual base compensation of $208,000, each subject to annual adjustment by the Board of Directors. In addition, each executive is entitled to receive a bonus based upon certain performance criteria established by the Board of Directors.

   In the event we choose not to renew any such executive's employment or terminate the employment of any such executive for reasons other than for cause, we are obligated to continue to pay salary and benefits for at least the remainder of the term of the subject employment agreement, and not less than 24 months in the case of Mr. Armstrong, 18 months in the case of Mr. Wilson and 12 months in the case of Mr. Hilton. We are also obligated to pay a prorated annual bonus (computed at 100% of targeted performance).

   Each employment agreement also provides that if the executive's employment is terminated by us without cause or is not renewed by us in anticipation of or within two years following a "change in control" (as defined in the agreement), we will be required to pay the executive a lump-sum cash amount equal to (1) two times the sum of his then current salary and an annual bonus (computed at 100% of targeted performance) for the entire year, plus (2) the executive's prorated annual bonus (computed at 100% of targeted performance) for the year in which termination occurs. We will also continue to provide benefits, or the cash equivalent, for 24 months after termination. We will also, with certain exceptions, reimburse the executive for any legal fees and disbursements incurred by him in connection with enforcing his rights under his employment agreement.

   In the event we choose not to renew any such executive's employment or we terminate the employment of any such executive for reasons other than for cause, whether or not in anticipation of a change in control, the executive would also be entitled to receive a prorated contribution under our executive retirement benefit plan for the year in which termination occurs and outplacement assistance. In addition, all unvested options granted to the executive under our Amended and Restated 1992 Long Term Incentive Plan (the "Plan") vest as of the termination date. The terminated executive has 12 months following the date of termination to exercise all options under the Plan.

   Each executive may terminate his employment agreement for "good reason" (as defined in the agreement), in which case the executive would be entitled to the benefits he would receive upon termination by us without "cause." Each executive has agreed to refrain from disclosing our confidential information during the term of his employment and thereafter, and has agreed not to engage in activities competitive with us during the term of his employment and for two years thereafter in the case of Mr. Armstrong, for eighteen months thereafter in case of Mr. Wilson and for one year thereafter in the case of Mr. Hilton.

                              CERTAIN TRANSACTIONS

   In November 1995, we acquired approximately 50% of the capital stock of Pharmaceutical Buyers, Inc. and Massachusetts Mutual Life Insurance Company and certain of its affiliates (collectively, "MassMutual") concurrently acquired 30% of the outstanding voting and nonvoting capital stock of Pharmaceutical Buyers and purchased senior secured notes and senior secured convertible notes of Pharmaceutical Buyers in principal amounts of $6.45 million and $1.3 million, respectively. MassMutual owns more than 5% of our outstanding common stock. Robert E. Korenblat, a director of D&K, is also a director, executive officer and shareholder of Pharmaceutical Buyers. We received cash dividends from Pharmaceutical Buyers of $350,000 in both fiscal 1999 and 2000.

   In connection with our investment in Pharmaceutical Buyers, we entered into an agreement pursuant to which:

  . Robert Korenblat is entitled to exchange the shares of capital stock of Pharmaceutical Buyers owned by him into 20,000 shares of our common stock which he may require us to register under the Securities Act or may include such shares in any registration statement we propose to file under the Securities Act, with certain exceptions.

  . MassMutual is entitled to exchange its capital stock of Pharmaceutical
    Buyers with us at fair market value. We have the right, and it is our intention, to satisfy this exchange with cash. If we elect not to satisfy the exchange with cash, we could satisfy the exchange with shares of our common stock, in which case MassMutual would have certain registration rights.

   In fiscal 1996, Pharmaceutical Buyers entered into an Employment Agreement (the "Employment Agreement") with Robert E. Korenblat. The Employment Agreement had an initial term expiring on December 31, 1998, but is automatically renewable on December 31 of each year until terminated by notice of either party, in which case it will expire on the December 31 which is two full years after the date of such notice. The Employment Agreement was automatically renewed for an additional term expiring December 31, 2001. Pursuant to the Employment Agreement, Mr. Korenblat serves as President and Chief Executive Officer of Pharmaceutical Buyers with an annual base salary of not less than $350,000, which is increased, but not decreased, each year to reflect increases in the Consumer Price Index. The Employment Agreement also provides for certain benefits and an annual bonus based on achievement of certain operating profit and other goals established by Pharmaceutical Buyers' Board of Directors, which bonus may not exceed, in the aggregate, 180% of base salary. For Pharmaceutical Buyers' fiscal year ended December 31, 2000, Pharmaceutical Buyers paid Mr. Korenblat a salary of $409,690 plus bonus compensation of $126,110. The Employment Agreement also contains a non-competition covenant pursuant to which Mr. Korenblat agrees not to compete with us or Pharmaceutical Buyers in the United States, Puerto Rico or any other country where Pharmaceutical Buyers may do business for a period of two years after termination of Mr. Korenblat's employment. Mr. Korenblat was paid $50,000 each April 15 and October 15 through October 15, 1999 in consideration of his covenant not to compete.

   In June 1999, we entered into a Consulting Agreement (the "Consulting Agreement") with Harvey C. Jewett, IV. The Consulting Agreement has an initial term expiring on May 31, 2002, but is automatically renewable for successive one year terms unless earlier terminated by notice of either party. Pursuant to the Consulting Agreement, Mr. Jewett provides consultation, instruction and advice to us in connection with the operations, management, sales, marketing and financial matters of Jewett Drug Co. in exchange for monthly compensation of $10,000 and reimbursement of expenses. The Consulting Agreement may be terminated by either party upon 30 days' prior written notice. The Consulting Agreement also contains a non-competition covenant pursuant to which Mr. Jewett agrees not to compete with us in the United States during the term of the Consulting Agreement and for a period of two years thereafter. In connection with the Jewett Drug Co. acquisition, we issued restricted common shares to Mr. Jewett who has certain registration rights for the shares received. If at least 50% of those shares are registered in connection with a public offering by us and the offering price is below $22.50 per share, we will be required to issue additional shares to Mr. Jewett.

   In June 1999, Jewett Drug, our subsidiary, entered into two amendments to lease agreements with Jewett Family Investments, L.L.C., a South Dakota limited liability company ("JFI"), for the lease of properties located in Aberdeen and Sioux Falls, South Dakota. The amendments require Jewett Drug, as lessee, to pay an aggregate of $200,000 annually to JFI. The lease agreements expire June 30, 2006. Harvey C. Jewett, IV, a director of our company, is the managing member of JFI. Mr. Jewett holds less than a 5% equity interest in JFI, the balance of which is owned by Mr. Jewett's immediate family members.

   We believe that the transactions set forth above were made on terms not less favorable to us than would have been obtained from unaffiliated third parties. All future transactions (including loans) between us and our officers, directors, principal stockholders and affiliates are required to be approved by a majority of the Board of Directors, including a majority of the independent and disinterested outside directors and must be on terms no less favorable to us than could be obtained from unaffiliated third parties.

                       PRINCIPAL AND SELLING STOCKHOLDERS

   The following table sets forth as of May 1, 2001, certain information concerning the beneficial ownership of common stock by: (i) each of our directors and each of the executive officers named in the Summary Compensation Table contained elsewhere herein; (ii) all of our directors and executive officers as a group; (iii) each person who is known by us to own beneficially 5% or more of the outstanding common stock; and (iv) each selling stockholder. As of May 1, 2001, there were 4,281,631 shares of our common stock outstanding.

                                        Shares                      Shares
                                  Beneficially Owned          Beneficially Owned
                                       Prior to                     After
                                    Offering(1)(2)    Number    Offering(1)(2)
                                 --------------------   of    ------------------
                                                      Shares  Number
                                  Number              Offered   of
Name                             of Shares Percent(3) Hereby  Shares  Percent(3)
----                             --------- ---------- ------- ------- ----------
J. Hord Armstrong, III(4)......    374,930     8.5%       --  374,930     5.6%
Martin D. Wilson(5)............    123,865     2.8%       --  123,865     1.8%
Leonard R. Benjamin(6).........     18,000     *          --   18,000     *
Thomas S. Hilton(6)............     23,000     *          --   23,000     *
Brian G. Landry(7).............     43,000     1.0%       --   43,000     *
Richard F. Ford(8).............      8,000     *          --    8,000     *
Robert E. Korenblat(9).........     22,000     *          --   22,000     *
Bryan H. Lawrence(10)..........     30,318     *          --   30,318     *
Thomas F. Patton(11)...........        500     *          --      500     *
Louis B. Susman................      3,000     *          --    3,000     *
James M. Usdan(12).............      1,700     *          --    1,700     *
Harvey C. Jewett, IV...........    555,556    13.0%   300,000 255,556     3.9%
All directors and executive of-
 ficers
 as a group (12 persons).......  1,203,869    26.1%   300,000 903,869    13.1%
J. David McCay(13).............    180,000     4.0%   180,000     --      -- %
MassMutual Corporate
 Investors(14).................    245,989     5.7%   245,989     --      -- %
Massachusetts Mutual Life
 Insurance Company(14).........    245,989     5.7%   245,989     --      -- %

--------
*  Less than 1%.
(1) Represents sole voting and investment power unless otherwise noted.
(2) For purposes of this table, each director or executive officer is deemed to beneficially own shares of common stock issuable pursuant to options, warrants or other convertible securities that are exercisable by such director or executive officer currently or within 60 days.
(3) The percentage calculations are based upon 4,281,631 shares of our common stock that were issued and outstanding as of May 1, 2001 and, for each director or executive officer or the group, the number of shares subject to options exercisable by such director or executive officer or the group within 60 days.
(4) Includes 108,333 shares subject to stock options that are currently exercisable or exercisable within 60 days; does not include 10,000 shares that are owned by Mr. Armstrong's wife, as to which shares Mr. Armstrong has no voting or investment power and to which Mr. Armstrong disclaims beneficial ownership.
(5) Includes 120,865 shares issuable pursuant to stock options that are exercisable currently or within 60 days.
(6) Includes 18,000 shares issuable pursuant to stock options that are exercisable currently or within 60 days.
(7) Includes 41,000 shares issuable pursuant to stock options that are exercisable currently or within 60 days.
(8) Does not include 4,000 shares owned by Mr. Ford's wife, as to which Mr. Ford disclaims beneficial ownership.
(9) Includes 20,000 shares issuable to Mr. Korenblat upon his exchange of capital stock of Pharmaceutical Buyers; does not include 2,000 shares held in a trust by Mr. Korenblat's wife, as to which Mr. Korenblat disclaims beneficial ownership.

(10) Includes 2,000 shares issuable pursuant to stock options that are exercisable currently or within 60 days. Does not include 4,000 shares owned by Mr. Lawrence's wife, as to which shares Mr. Lawrence disclaims beneficial ownership.
(11) Does not include 500 shares owned by Dr. Patton's wife, as to which Dr. Patton disclaims beneficial ownership.
(12) Does not include 1,000 shares that are owned by Mr. Usdan's wife, as to which Mr. Usdan disclaims beneficial ownership.
(13) Includes 180,000 shares of common stock issuable to Mr. McCay or his designee upon his exchange of capital stock of Pharmaceutical Buyers for shares of our common stock. Immediately prior to consummation of the offering, Mr. McCay intends to effect such exchange and sell such 180,000 shares in the offering.
(14) MassMutual Corporate Investors ("MMCI") is a closed-end investment company for which Massachusetts Mutual Life Insurance Company ("MMLIC") serves as an investment advisor. MMCI and MMLIC each hold sole voting power over their respective shares. MMCI and MMLIC are subject to an exempt order under Section 17(d) of the Investment Company Act of 1940 pursuant to which they must dispose of their shares of common stock in proportion to their respective holdings unless the Joint Transaction Committee of the Board of Trustees of MMCI approves a disproportionate disposition of shares of common stock.

                          DESCRIPTION OF CAPITAL STOCK

   Our authorized capital stock consists of 10,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, no par value. Immediately following this offering, there will be 6,592,631 shares of common stock and no shares of preferred stock outstanding.

Common Stock

   Holders of common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders. Subject to preferences applicable to any outstanding shares of our preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefore and to share ratably in any distributions by our company in liquidation after all of our debts and obligations have been satisfied. See "Dividend Policy." Holders of common stock have no preemptive, redemption or conversion rights and there are no sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

   Our common stock is listed on the Nasdaq National Market under the symbol "DKWD".

Shareholder Rights Plan

   We have a Shareholder Rights Plan. Under the plan, each of our stockholders has one preferred share purchase right for each share of common stock held by him. The rights are not currently exercisable. The rights become exercisable ten days (or a later date determined by our Board of Directors) after a public announcement that a person or group has acquired beneficial ownership of 15% or more of our outstanding common stock, or ten business days after the announcement of a tender or exchange offer, or an intention to commence a tender or exchange offer, that would result in beneficial ownership of 15% or more of our outstanding common stock.

   If the rights become exercisable, each right entitles the registered holder to purchase from us one one-thousandth of a share of Series B Junior Participating Preferred Stock at a price of $100 per one one-thousandth of a share, subject to adjustment. In addition, upon the occurrence of certain events, and upon payment of the then current purchase price, the rights may "flip in" and entitle holders to buy our common stock or shares of Series B Participating Preferred Stock (which is designed to be equivalent to our common stock), or "flip over" and entitle holders to buy common stock in an acquiring entity, in such amount that the market value is equal to twice the then current purchase price. In addition, under certain conditions, our Board of Directors may, at its option, exchange part or all of the rights for (i) shares of our common stock at an exchange ratio of one share for every right or, if we have insufficient shares of authorized but unissued common stock,
(ii) into shares of Series B Participating Preferred Stock of equivalent value to our common stock.

   The rights are nonvoting and may be redeemed by us for $0.005 per right at any time before they become exercisable. The rights expire November 12, 2008.

   Because this summary of the rights does not contain all of the information that you may find useful, you should read the Rights Agreement for all the terms applicable to the rights. See "Additional Information" on page 44 to find out how you can locate a copy of the Rights Agreement.

Preferred Stock

   We are authorized to issue, from time to time without stockholder approval, up to 1,000,000 shares of preferred stock with such designations, rights and preferences as may be determined by the Board of Directors. Any series of preferred stock so authorized may have dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power, dividend rights or other rights of the holders of the common stock. On the date of this prospectus, no shares of preferred stock were outstanding, but 300,000 shares of Series B Junior Participating Preferred Stock were authorized and reserved for issuance under the Shareholder Rights Plan described above.

   The Board of Directors' authority to issue preferred stock enables our Board of Directors to render more difficult or to discourage an attempt to obtain control of our company by means of a tender offer, proxy contest, merger or otherwise, thereby protecting the continuity of our management. The issuance of preferred stock by our Board of Directors pursuant to such authority may adversely affect the rights of the holders of common stock. For example, preferred stock issued by us may rank senior in priority to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. Accordingly, the issuance of preferred stock may discourage bids for our common stock or may otherwise adversely affect the market price of our common stock.

Transfer Agent And Registrar

   Computershare Investor Services, LLC, Chicago, Illinois, is the transfer agent and registrar for our common stock.

Delaware Law, Rights Plan And Certain Charter Provisions Affecting Change Of Control

   We are subject to the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless: (1) the interested stockholder attained such status with the approval of the Board of Directors; (2) the business combination is approved in a prescribed manner; or (3) certain other specified conditions are satisfied. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns or within three years did own, 15% or more of the corporation's voting stock.

   As described under "Shareholder Rights Plan" on page 39, we have adopted a shareholder rights plan that has the effect of providing our stockholders with the right to purchase shares of our common stock or a class of preferred stock equivalent to our common stock, or securities of an acquiring company, at half the market price under certain circumstances involving a potential change in control of our company that has not been approved by our Board of Directors.

   Certain provisions of our Certificate of Incorporation and Bylaws may delay or make more difficult unsolicited acquisitions or changes of control of our company. Such provisions may enable us to develop our business in a manner that will foster its long-term growth without disruption caused by the threat of a takeover not deemed by our Board of Directors to be in the best interest of our company and our stockholders. However, such provisions could have the effect of discouraging third parties from making proposals involving an unsolicited acquisition or change of control of our company, although such proposals, if made, might be considered desirable by a majority of our stockholders. Such provisions may also have the effect of making it more difficult for third parties to cause the replacement of the current Board of Directors. These provisions include (1) the availability of capital stock for issuance from time to time at the discretion of the Board of Directors, (2) the ability of the Board of Directors to increase the size of the Board of Directors and to appoint directors to newly created directorships, and (3) the existence of a classified Board of Directors.

                                  UNDERWRITING

   Subject to the terms and conditions of an underwriting agreement dated June 28, 2001, the underwriters named below, through the representatives of Raymond James & Associates, Inc. and A.G. Edwards & Sons, Inc., have severally agreed to purchase from us the respective number of shares of common stock set forth opposite their names below:

                                                                       Number of
      Underwriter                                                       shares
      -----------                                                      ---------
      Raymond James & Associates, Inc................................. 1,453,187
      A.G. Edwards & Sons, Inc........................................   968,791
      Banc of America Securities LLC..................................    55,000
      First Union Securities, Inc.....................................    55,000
      Lehman Brothers Inc.............................................    55,000
      Merrill Lynch, Pierce, Fenner & Smith Incorporated..............    55,000
      Morgan Stanley & Co. Incorporated...............................    55,000
      J.P. Morgan Securities Inc......................................    55,000
      UBS Warburg LLC.................................................    55,000
      Barrington Research Associates, Inc.............................    27,500
      Brean Murray & Co., Inc.........................................    27,500
      J. Michael Patrick LLC..........................................    27,500
      Morgan Keegan & Company, Inc....................................    27,500
      Southwest Securities, Inc.......................................    27,500
      Stifel, Nicolaus & Company, Incorporated........................    27,500
                                                                       ---------
        Total......................................................... 2,971,978
                                                                       =========

   The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any significant negative change in our business and the receipt of certain certificates, opinions and letters from us and our attorneys and independent accountants. The nature of the underwriters' obligation is such that they are committed to purchase all shares of common stock offered hereby if any of the shares are purchased.

   We have granted the underwriters the option, exercisable for 30 days after the date of this prospectus, to purchase up to an aggregate of 445,797 shares of our common stock at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option solely to cover unfilled customer orders, if any, in connection with the sale of our common stock. If the underwriters exercise this option, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of our common stock proportionate to the underwriter's initial amount set forth in the table above.

   The following table summarizes the underwriting discounts and commissions to be paid by us and the selling stockholders to the underwriters and the expenses payable by us for each share of our common stock and in total. This information is presented assuming either no exercise or full exercise of the underwriters' option to purchase additional shares of our common stock.

                                                        Aggregate     Aggregate
                                            Per Share Without Option With Option
                                            --------- -------------- -----------
      Underwriting discounts and commis-
       sions payable by us................   $1.865     $3,730,000   $4,561,411
      Underwriting discounts and commis-
       sions payable by the selling stock-
       holders............................   $1.865     $1,812,739   $1,812,739
      Expenses payable by us..............   $ .093     $  275,000   $  275,000

   We have been advised by the representatives that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $1.06 per share. The underwriters may allow, and such dealers may re-allow, a concession not in excess of $.10 per share to certain other dealers. The offering of the shares of common stock is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of this offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

   We, our executive officers, directors and the selling stockholders have agreed that for a period of 90 days after the date of this prospectus, we and they will not, without the prior written consent of Raymond James & Associates, Inc., directly or indirectly:

  . sell, offer or contract to sell or otherwise dispose of or transfer any shares of our common stock or securities convertible into or exchangeable or exercisable for shares of our common stock, other than shares of common stock being sold in this offering; any grant of options by us for our common stock under our stock option plans; the exercise of stock options currently outstanding or granted under our stock option plans; or shares of common stock transferred to a trust established by such persons for the sole benefit of such persons or such persons' spouse or descendants, or transferred as a gift or gifts, provided that any donee thereof agrees in writing to be bound by the terms hereof, whether now owned or acquired after the date of this prospectus by any such persons or with respect to which any such persons acquire after the date of this prospectus the power of disposition; or

  . exercise or seek to exercise or effectuate in any manner any rights of any nature that such persons have or may hereafter have to require us to register under the Securities Act any such persons' sale, transfer or other disposition of any shares of our common stock or securities convertible into or exchangeable or exercisable for shares of our common stock, or to otherwise participate as selling stockholders in any matter in any registration effected by us under the Securities Act, other than shares of common stock being sold in this offering.

   Until the offering of the shares of common stock is completed, applicable rules of the Securities and Exchange Commission may limit the ability of the underwriters and certain selling group members to bid for and purchase the common stock. As an exception to these rules, the underwriters may engage in certain transactions that stabilize the price of the common stock. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

   The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

   These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters without notice at any time. These transactions may be effected on the Nasdaq National Market, or otherwise.

   We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments which the underwriters may be required to make in respect thereof.

   This is a brief summary of the material provisions of the Underwriting Agreement and does not purport to be a complete statement of its terms and conditions. A copy of the Underwriting Agreement is on file with the Securities and Exchange Commission as an exhibit to the Registration Statement of which this Prospectus forms a part. See "Additional Information."

                                 LEGAL MATTERS

   The validity of the shares of common stock will be passed upon for us by Armstrong Teasdale LLP, St. Louis, Missouri. Partners of Armstrong Teasdale LLP who participate in the representation of our company own approximately 10,000 shares of our common stock. Certain legal matters will be passed upon for the underwriters by Holland & Knight LLP, Tampa, Florida.

                                    EXPERTS

   The audited consolidated financial statements and schedules included and incorporated by reference in this Prospectus and elsewhere in this registration statement, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                             ADDITIONAL INFORMATION

   A Registration Statement on Form S-3 (of which this Prospectus is a part), including amendments thereto, relating to the common stock being offered has been filed with the Securities and Exchange Commission, Washington, D.C. This Prospectus does not contain all of the information in the Registration Statement and the exhibits and schedules thereto, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any agreement or other document are not necessarily complete and in each instance reference is made to the copy of such agreement or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information with respect to D & K and the common stock offered hereby, reference is made to such Registration Statement, exhibits and schedules.

   We are subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith files reports and other information with the Commission. A copy of the Registration Statement and the exhibits and schedules thereto, reports, proxy and information statements and other information filed by us with the Commission may be inspected and copied at the offices of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and the Commission's Regional Offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison St., Suite 1400, Chicago, Illinois 60661. Copies of these materials may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The public may obtain information on the Public Reference Room by calling the Commission at 1-800-SEC-0030. In addition, reports, proxy and information statements and other information concerning our company may be inspected at the offices of The Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006. We are required to file electronic versions of certain documents through the Commission's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. The Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

   We furnish our stockholders with annual reports containing audited financial statements certified by an independent public accounting firm and quarterly reports containing unaudited financial statements for the first three quarters of each year.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The Commission allows us to "incorporate by reference" into this prospectus the information we file with them. This means that we can disclose important business, financial and other information in our Commission filings by referring you to the documents containing this information. Any information referred to in this way is considered part of this prospectus, and any information filed with the Commission by us after the date of this prospectus will automatically be deemed to update and supersede this information. We incorporate by reference the following documents listed below and any future filings made with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we file a post-effective amendment to the Form S-3 indicating the termination of this offering:

     (1) Annual Report on Form 10-K for the year ended June 30, 2000 filed with the Commission on September 21, 2000;

     (2) Definitive Proxy Statement on Schedule 14A filed with the Commission on October 4, 2000;

     (3) Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 filed with the Commission on November 9, 2000;

     (4) Quarterly Report on Form 10-Q for the quarter ended December 31, 2000 filed with the Commission on February 8, 2001; and

     (5) Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 filed with the Commission on May 3, 2001.

   We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference into this prospectus (without exhibits to such documents other than exhibits specifically incorporated by reference into such documents). All such requests shall be directed to: D & K Healthcare Resources, Inc., 8000 Maryland Avenue, Suite 920, St. Louis, Missouri 63105, attention: Ms. Pia Koster,
Telephone: (314) 727-3485.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Consolidated Financial Statements:

D&K Healthcare Resources, Inc.
  Report of Independent Public Accountants................................  F-2
  Consolidated Balance Sheets as of June 30, 2000, and 1999...............  F-3
  Consolidated Statements of Operations for the years ended June 30, 2000,
   1999 and 1998..........................................................  F-4
  Consolidated Statements of Stockholders' Equity for the years ended June
   30, 2000, 1999 and 1998................................................  F-5
  Consolidated Statements of Cash Flows for the years ended June 30, 2000,
   1999 and 1998..........................................................  F-6
  Notes to Consolidated Financial Statements..............................  F-7

Condensed Consolidated Financial Statements (Unaudited):

  Condensed Consolidated Balance Sheets as of March 31, 2001 and June 30,
   2000................................................................... F-21
  Condensed Consolidated Statements of Operations for the nine months ended March 31, 2001 and 2000.......................................... F-22
  Condensed Consolidated Statements of Cash Flows for the nine months ended March 31, 2001 and 2000.......................................... F-23
  Notes to Condensed Consolidated Financial Statements.................... F-24

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To D&K Healthcare Resources, Inc.:

   We have audited the accompanying consolidated balance sheets of D&K Healthcare Resources, Inc. (a Delaware corporation) and subsidiaries as of June 30, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for the three fiscal years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of D&K Healthcare Resources, Inc. and subsidiaries as of June 30, 2000 and 1999, and the results of their operations and their cash flows for the three fiscal years then ended, in conformity with accounting principles generally accepted in the United States.

   As explained in Note 3 to the financial statements, the Company has given retroactive effect to the change in accounting for determining the cost of its inventory from the last-in, first-out method to the first-in, first-out method.

   Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedule II is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen LLP

St. Louis, Missouri
August 9, 2000

                D&K HEALTHCARE RESOURCES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                            June 30,  June 30,
                                                              2000      1999
                                                            --------  --------
                                                             (in thousands,
                                                            except share and
                                                             per share data)
Assets
  Current Assets
    Cash (including restricted cash)....................... $  3,661  $    708
    Receivables, net of allowance for doubtful accounts of
     $1,411 and $1,142, respectively.......................   29,923    14,889
    Inventories............................................  202,467   165,628
    Deferred income taxes..................................      441       --
    Prepaid expenses and other current assets..............    1,002       599
                                                            --------  --------
      Total current assets.................................  237,494   181,824
  Property and Equipment, net of accumulated depreciation
   and amortization........................................    8,184     6,205
  Investment in Affiliates.................................    5,199     4,111
  Other Assets.............................................    1,026     1,041
  Intangible assets, net of accumulated amortization.......   42,516    43,809
                                                            --------  --------
      Total assets......................................... $294,419  $236,990
                                                            ========  ========
Liabilities and Stockholders' Equity
  Current Liabilities
    Current maturities of long-term debt................... $    305  $    403
    Accounts payable.......................................  134,834   142,360
    Accrued expenses.......................................    8,799     8,251
    Deferred income taxes..................................      --      2,285
                                                            --------  --------
      Total current liabilities............................  143,938   153,299
  Long-term Liabilities....................................      700       482
  Deferred Income Taxes....................................    4,869     1,873
  Long-term Debt, excluding current maturities.............   99,647    40,449
                                                            --------  --------
      Total liabilities....................................  249,154   196,103
  Stockholders' Equity.....................................
    Preferred stock........................................      --        --
    Common stock...........................................       42        44
    Paid-in capital........................................   30,335    29,555
    Retained earnings......................................   20,431    12,232
    Less treasury stock....................................   (5,543)     (944)
                                                            --------  --------
      Total stockholders' equity...........................   45,265    40,887
                                                            --------  --------
      Total liabilities and stockholders' equity........... $294,419  $236,990
                                                            ========  ========

   Preferred stock has no par value; 1 million shares are authorized. At June 30, 2000 and 1999, no shares were issued or outstanding.

   Common stock has a par value of $.01 per share; 10 million shares are authorized; 4,484,329 and 4,413,781 shares were issued at June 30, 2000 and 1999, respectively. At June 30, 2000, 4,187,929 shares were outstanding and 296,400 shares were held in treasury. At June 30, 1999, 4,373,881 shares were outstanding and 39,900 shares were held in treasury.

   The accompanying notes are an integral part of these statements.

                D&K HEALTHCARE RESOURCES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                     For the Years Ended
                                                 ------------------------------
                                                  June 30,   June 30,  June 30,
                                                    2000       1999      1998
                                                 ----------  --------  --------
                                                  (in thousands, except per
                                                         share data)
Net Sales....................................... $1,458,047  $815,319  $612,427
Cost of Sales...................................  1,401,625   773,783   581,773
                                                 ----------  --------  --------
  Gross profit..................................     56,422    41,536    30,654
Depreciation and Amortization...................      3,118     1,647     1,468
Operating Expenses..............................     31,005    25,047    19,416
                                                 ----------  --------  --------
  Income from operations........................     22,299    14,842     9,770
                                                 ----------  --------  --------
Other Income (Expense)
  Interest expense..............................    (10,643)   (5,266)   (4,080)
  Interest income...............................      1,007       630       273
  Equity in net income of PBI...................        634       332       389
  Other, net....................................        102        99       141
                                                 ----------  --------  --------
                                                     (8,900)   (4,205)   (3,277)
                                                 ----------  --------  --------
  Income before income tax provision............     13,399    10,637     6,493
                                                 ----------  --------  --------
Income Tax Provision............................      5,200     4,012     2,551
                                                 ----------  --------  --------
  Net income ................................... $    8,199  $  6,625  $  3,942
                                                 ==========  ========  ========
Basic Earnings Per Share........................ $     1.93  $   1.72  $   1.18
                                                 ==========  ========  ========
Diluted Earnings Per Share...................... $     1.84  $   1.58  $   1.07
                                                 ==========  ========  ========

   The accompanying notes are an integral part of these statements.

                D&K HEALTHCARE RESOURCES, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                      Common Paid-In Retained  Treasury
                                      Stock  capital Earnings   Stock     Total
                                      ------ ------- --------  --------  -------
                                                   (in thousands)
Balance at June 30, 1997, as
 originally reported.................  $30   $11,835 $(2,487)  $   --    $ 9,378
  Adjustment for change in valuation
   of inventory
   (see Note 3)......................   --       --    4,152       --      4,152
                                       ---   ------- -------   -------   -------
Balance at June 30, 1997.............   30    11,835   1,665       --     13,530
  Common stock issued upon debt
   conversions.......................    6     2,744     --        --      2,750
  Stock options and warrants
   exercised, including tax benefit..    1       496     --        --        497
  Net income.........................   --       --    3,942       --      3,942
                                       ---   ------- -------   -------   -------
Balance at June 30, 1998.............   37    15,075   5,607       --     20,719
  Common stock issued................    6    12,843     --        --     12,849
  Stock options exercised, including
   tax benefit.......................    1     1,637     --        --      1,638
  Treasury stock acquired............   --       --      --       (944)     (944)
  Net Income.........................   --       --    6,625       --      6,625
                                       ---   ------- -------   -------   -------
Balance at June 30, 1999.............   44    29,555  12,232      (944)   40,887
  Stock options exercised, including
   tax benefit.......................    1       780     --        --        781
  Treasury stock acquired............   (3)      --      --     (4,599)   (4,602)
  Net Income.........................   --       --    8,199               8,199
                                       ---   ------- -------   -------   -------
Balance at June 30, 2000.............  $42   $30,335 $20,431   $(5,543)  $45,265
                                       ===   ======= =======   =======   =======

   The accompanying notes are an integral part of these statements.

                D&K HEALTHCARE RESOURCES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                   For the Years Ended
                                              --------------------------------
                                               June 30,   June 30,   June 30,
                                                 2000       1999       1998
                                              ----------  ---------  ---------
                                                      (in thousands)
Cash Flows from Operating Activities
  Net income ................................ $    8,199  $   6,625  $   3,942
  Adjustments to reconcile net income to net
   cash flows from operating activities--
    Depreciation and amortization............      3,118      1,647      1,468
    Amortization of debt issuance costs......        375        188         59
    Gain from sale of assets.................        (16)        (9)       (32)
    Equity in net income of PBI..............       (634)      (332)      (389)
    Deferred income taxes....................        270        492      1,241
    (Increase) decrease in receivables, net..    (15,034)    41,182    (16,500)
    Increase in inventories..................    (36,839)   (42,437)   (48,791)
    (Increase) decrease in prepaid expenses
     and other current assets................       (403)       242        633
    Increase (decrease) in accounts payable..     (7,526)    39,297     31,491
    Increase (decrease) in accrued expenses..        548     (7,729)       312
    Other, net...............................       (427)      (157)       432
                                              ----------  ---------  ---------
      Net cash flows from operating
       activities............................    (48,369)    39,009    (26,134)
                                              ----------  ---------  ---------
Cash Flows from Investing Activities
  Payments for acquisitions, net of cash
   acquired..................................        --     (13,961)    (1,256)
  Investment in affiliates...................       (804)       --         --
  Cash dividend from PBI.....................        350        350        350
  Purchases of property and equipment........     (3,270)      (879)      (863)
  Proceeds from sale of assets...............         16        752         32
                                              ----------  ---------  ---------
      Net cash flows from investing
       activities............................     (3,708)   (13,738)    (1,737)
                                              ----------  ---------  ---------
Cash Flows from Financing Activities
  Borrowings under revolving line of credit..    538,303    487,844    429,431
  Repayments under revolving line of credit..   (479,767)  (513,714)  (397,997)
  Proceeds from equipment loan...............        965        --         --
  Payments of long-term debt.................       (283)    (1,973)    (1,571)
  Payments of capital lease obligations......       (118)        (9)       --
  Proceeds from exercise of stock options and
   warrants..................................        814        822        413
  Purchase of treasury stock.................     (4,602)      (944)       --
  Payments of deferred debt costs............       (282)      (640)       --
                                              ----------  ---------  ---------
      Net cash flows from financing
       activities............................     55,030    (28,614)    30,276
                                              ----------  ---------  ---------
      Increase (decrease) in cash............      2,953     (3,343)     2,405
Cash, beginning of period....................        708      4,051      1,646
                                              ----------  ---------  ---------
Cash, end of period.......................... $    3,661  $     708  $   4,051
                                              ----------  ---------  ---------
Supplemental Disclosure of Cash Flow
 Information
  Cash paid during the period for--
      Interest............................... $   10,499  $   4,927  $   3,601
      Income taxes, net...................... $    3,698  $   2,755  $   1,151

   The accompanying notes are an integral part of these statements.

                D&K HEALTHCARE RESOURCES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies:

   The consolidated financial statements include the accounts of all divisions and wholly owned subsidiaries of D&K Healthcare Resources, Inc. (the Company). All significant intercompany accounts and transactions are eliminated.

 Fiscal Year

   The Company's fiscal year end is June 30. References to years relate to fiscal years rather than calendar years unless otherwise stated.

 Concentration of Credit Risk

   The Company is a full-service, regional wholesale drug distributor. From facilities in Missouri, Kentucky, Minnesota, South Dakota and Florida, the Company distributes a broad range of pharmaceutical products, health and beauty aids and related products to its customers in more than 24 states. The Company focuses primarily on a target market sector, which includes independent retail, institutional, franchise, chain store, and alternate-site pharmacies in the Midwest and South.

   In 2000 sales to one customer represented approximately 18% of total net sales. In 1999 and 1998, sales to a different customer represented approximately 12% and 13% of total net sales, respectively. The supply contracts with two customers (including the Company's largest customer), representing approximately 23% of fiscal 2000 sales, were terminated in the fourth quarter of fiscal 2000.

 Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Restricted Cash

   Restricted cash of $3.7 million and $0.7 million, respectively, at June 30, 2000 and June 30, 1999, represents cash receipts from customers that must be used to reduce borrowings under the revolving line of credit and are included in cash.

 Revenue Recognition

   Revenue is recognized when products are shipped or services are provided to customers. During 2000, 1999 and 1998, the Company had $46.8 million, $189.0 million, and $62.1 million, respectively, of "dock-to-dock" sales, which are excluded from net sales due to the Company's policy of recording only the commission on such transactions as a reduction against cost of goods sold in the consolidated statements of operations. Dock-to-dock sales represent large volume sales of pharmaceuticals to major self-warehousing retail chain pharmacies whereby the Company acts as an intermediary in the order and subsequent delivery of products to the customers' warehouses.

                D&K HEALTHCARE RESOURCES, INC. AND SUBSIDIARIES

 Inventories

   Inventories consist of pharmaceutical drugs and related over-the-counter items, which are stated at the lower of cost or market. Cost is determined using the first-in, first-out method. See Note 3 for additional information regarding the change in accounting for determining the cost of inventory.

 Property and Equipment

   Property and equipment is stated at cost. Depreciation and amortization are charged to operations primarily using the straight-line method over the shorter of the estimated useful lives of the various classes of assets, which vary from 2 to 30 years, or the lease term for leasehold improvements. For income tax purposes, accelerated depreciation methods are used.

 Intangible Assets

   Intangible assets are stated at cost less accumulated amortization. Amortization is determined using the straight-line method over the estimated useful lives of the related assets.

 Long-Lived Assets

   If facts and circumstances suggest that a long-lived asset may be impaired, the carrying value is reviewed. If this review indicates that the carrying value of the asset will not be recovered, as determined based on projected undiscounted cash flows related to the asset over its remaining life, the carrying value of the asset is reduced to its estimated fair value.

 Income Taxes

   Deferred tax assets and liabilities are recognized for estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective basis for income tax purposes. Deferred tax assets and liabilities are measured and recorded using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

 Book Overdrafts

   Accounts payable includes book overdrafts (outstanding checks) of $7.6 million and $5.2 million at June 30, 2000 and June 30, 1999, respectively.

 Treasury Stock

   In May 1999, the Board of Directors authorized the repurchase of up to 300,000 shares of the Company's outstanding common stock. Of the 300,000 shares authorized, 296,400 shares were purchased. The shares were acquired in the open market during the twelve-month period from the date of authorization.

 Earnings per Share

   Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS No. 128) requires a dual presentation of basic and diluted earnings per share. Basic earnings per share excludes dilution and is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that would occur if securities or other contracts

                D&K HEALTHCARE RESOURCES, INC. AND SUBSIDIARIES to issue common stock were exercised or converted into common stock. All share and per share amounts have been stated in accordance with the provisions of SFAS No. 128 (see Note 14).

 Reclassifications

   Certain reclassifications, including the restatement for inventory costing (see Note 3), have been made to the prior years' financial statements to conform to the current year presentation.

Note 2. Acquisitions:

   On June 1, 1999, the Company consummated the acquisition of 100% of the outstanding stock of Jewett Drug Co. ("Jewett"). Jewett is a pharmaceutical distribution company based in Aberdeen, South Dakota, that provides comprehensive pharmaceutical distribution services to customers in the Upper Midwest and Great Plains region. The aggregate purchase price for this acquisition of $34.3 million consisted of $21.5 million in cash and $12.8 million (555,556 shares) of the Company's common stock. Funds for the cash portion of the purchase price were provided by the Company's revolving loan facility. In connection with the transaction, the Company paid investment banking fees of $0.8 million to a firm that employs a member of the Company's Board of Directors.

   In connection with the Jewett acquisition, the Company issued restricted common shares to the selling shareholder who has certain registration rights for the shares received. If at least 50% of those shares are registered in connection with a public offering by the Company and the offering price is below a certain level, the Company will be required to issue additional shares to the selling shareholder. It is highly unlikely that if any additional shares are so issued, the number of such shares will be material.

   Also, on June 1, 1999, the Company entered into an amendment to the Amended and Restated Loan and Security Agreement with Fleet Capital Corporation pursuant to which the Company's revolving loan facility was increased from $75.0 million to $95.0 million and Jewett became a party to, and permitted borrower under, that facility (See Note 8).

   The acquisition was accounted for as a purchase. As such, Jewett results are included in consolidated operating results from the acquisition date. The acquisition resulted in goodwill of $30.9 million, which is being amortized over 25 years.

   The following unaudited pro forma information presents a summary of consolidated results of operations of the Company and Jewett for 1999 and 1998 as if the acquisition had occurred at July 1, 1998, and July 1, 1997, respectively, with pro forma adjustments to give effect to amortization of goodwill, interest expense on acquisition debt and certain other adjustments, together with related income tax effects. The unaudited pro forma information has been prepared for comparative purposes only and does not purport to be indicative of the results of operations had these transactions been completed as of the assumed dates or which may be obtained in the future (in thousands, except per share amounts).

                                                               1999      1998
                                                            ---------- --------
      Net Sales............................................ $1,074,047 $807,314
      Net Income...........................................      7,580    4,332
      Diluted earnings per share........................... $     1.61 $   1.05

   In September 1998, the Company acquired 100% of the stock of Tykon, Inc., a wholesale distribution software developer, for cash consideration of $2.0 million. During fiscal 1998, the Company made two

                D&K HEALTHCARE RESOURCES, INC. AND SUBSIDIARIES acquisitions of pharmaceutical distribution companies for aggregate consideration of $2.6 million, including cash payments and the issuance of notes payable.

   During the year, the Company made certain additional investments in companies in healthcare related industries. These investments are accounted for using the cost method.

Note 3. Inventories:

   In the fourth quarter of the fiscal year ended June 30, 2000, the Company changed its method of determining the cost of inventories to the first-in, first-out (FIFO) method from the last-in, first-out (LIFO) method. The Company believes FIFO is preferable in that it is more reflective of certain changes to how its business is currently managed and operated, and therefore, more fairly reflects the Company's results of operations and financial position.

   The effect of the accounting change on previously reported earnings is shown below:

                                           For the Quarter Ended (unaudited)
                                          ------------------------------------
                                          September 30, December 31, March 31,
                                              1999          1999       2000
                                          ------------- ------------ ---------
      Increase in net income (in
       thousands)........................     $  28        $  77       $ 120
      Increase in earnings per share
        --Basic..........................     $0.01        $0.02       $0.03
        --Diluted........................     $0.01        $0.02       $0.03

                                                                 For the Year
                                                                     Ended
                                                               -----------------
                                                               June 30, June 30,
                                                                 1999     1998
                                                               -------- --------
      Increase in net income (in thousands)...................  $ 270    $ 615
      Increase in earnings per share
        --Basic...............................................  $0.07    $0.19
        --Diluted.............................................  $0.06    $0.17

Note 4. Property and Equipment:

   Property and equipment consisted of the following (in thousands):

                                                                         June
                                                              June 30,    30,
                                                                2000     1999
                                                              --------  -------
      Land................................................... $   383   $   383
      Building and improvements..............................   3,870     3,758
      Fixtures and equipment.................................   9,137     7,139
      Leasehold improvements.................................   1,981       828
      Vehicles...............................................     674       737
                                                              -------   -------
                                                               16,045    12,845
      Less--Accumulated depreciation and amortization........  (7,861)   (6,640)
                                                              -------   -------
                                                              $ 8,184   $ 6,205
                                                              =======   =======

   The Company leases certain properties under capital leases. Capital lease asset balances consist of buildings of $0.9 million as of June 30, 2000.

                D&K HEALTHCARE RESOURCES, INC. AND SUBSIDIARIES

Note 5. Investment in PBI:

   In November 1995, the Company purchased approximately 50% of the capital stock of Pharmaceutical Buyers, Inc. ("PBI"), a Colorado-based group purchasing organization. Pursuant to the transaction, the Company acquired approximately 50% of the voting and non-voting common stock of PBI for $3.75 million in cash. The Company's investment in PBI is accounted for under the equity method.

   The Company's equity in the net income of PBI totaled $634,000, $332,000, and $389,000, respectively, for 2000, 1999, and 1998, which is net of amortization of goodwill associated with its investment in PBI of $276,000 for each of these years. The PBI goodwill is being amortized using the straight-line method over a period of 25 years. During 2000, 1999, and 1998, the Company received cash dividends of $350,000 in each year from PBI, which were recorded as a reduction in the carrying amount of the investment.

   Summarized balance sheet information for PBI for its fiscal year ended December 31, 1999 and unaudited information for the periods ended June 30, 2000 and 1999 included (in millions):

                                                                  (unaudited)
                                                               -----------------
                                                  December 31, June 30, June 30,
                                                      1999       2000     1999
                                                  ------------ -------- --------
   Current assets................................     $2.7       $2.7     $3.0
   Non-current assets............................      0.6        0.6      0.5
   Current liabilities...........................      1.7        1.5      1.9
   Non-current liabilities.......................      4.3        4.3      5.1

   Summarized income statement information for PBI for its fiscal year ended December 31, 1999 and unaudited information for the six months ended June 30, 2000, 1999 and 1998 included (in millions):

                                                           Six months ended
                                                             (unaudited)
                                                      --------------------------
                                     12 months ended  June 30, June 30, June 30,
                                    December 31, 1999   2000     1999     1998
                                    ----------------- -------- -------- --------
   Net revenue.....................       $5.8          $2.9     $2.7     $2.8
   Net income......................        1.5           0.8      0.6      0.6

   Certain other shareholders of PBI have the option to exchange their combined 20% ownership interests in PBI for shares of the Company's common stock under the terms of the original purchase agreement. Those options have been determined to be dilutive in 2000 and 1999 and are included in the reconciliation of the basic and the diluted earnings per share computation (See
Note 14).

Note 6. Other Assets:

   Other assets include deferred debt issuance costs of $1.2 million and $0.9 million, respectively, at June 30, 2000 and June 30, 1999 that are being amortized over the periods the related debt is outstanding. Accumulated amortization amounted to $0.7 million and $0.4 million at June 30, 2000 and June 30, 1999, respectively. Amortization of deferred debt issuance costs totaled $375,000 in 2000, $188,000 in 1999, and $59,000 in 1998, and is
included in interest expense in the consolidated statements of operations.

                D&K HEALTHCARE RESOURCES, INC. AND SUBSIDIARIES

Note 7. Intangible Assets:

   Intangible assets consisted of the following (in thousands):

                                                   June 30, 2000 June 30, 1999
                                                   ------------- -------------
      Excess of purchase price over fair value of
       net assets acquired........................    $50,461       $49,927
      Less--Accumulated amortization..............     (7,945)       (6,118)
                                                      -------       -------
                                                      $42,516       $43,809
                                                      =======       =======

   The excess of purchase price over the fair value of net assets acquired is being amortized using the straight-line method over periods of 10 to 40 years. Amortization of intangible assets totaled $1.8 million in 2000, $0.6 million in 1999, and $0.4 million in 1998.

Note 8. Long-Term Debt:

   Long-term debt consists of the following (in thousands):

                                                     June 30, 2000 June 30, 1999
                                                     ------------- -------------
      Revolving line of credit with banks...........    $97,990       $39,453
      Other, including capital lease obligations....      1,962         1,399
                                                        -------       -------
                                                         99,952        40,852
      Less--Current maturities......................       (305)         (403)
                                                        -------       -------
                                                        $99,647       $40,449
                                                        =======       =======

   As of June 30, 2000, the revolving line of credit had a maximum borrowing capacity of $120.0 million, expiring in August 2001. Prior to December 1999, the revolving line of credit had maximum borrowing capacity of $95.0 million. Under the loan agreement, the total amount of loans and letters of credit outstanding at any time may not exceed the lesser of an amount based on percentages of eligible inventories (the borrowing base formula), or the maximum borrowing capacity. In December 1999, an additional seasonal line of credit was added to this facility increasing the maximum borrowing capacity to $120.0 million during a seasonal period. Such seasonal period starts on or after October 1 but not later than December 1 of each year and continues until six months after the commencement of such seasonal period, which was extended through September 30, 2000 for the current fiscal year. Generally, advances bear interest at the London Interbank Offered Rate (LIBOR) (6.68% at June 30,
2000) plus 1.75% or at the prime rate (8.43% at June 30, 2000) plus .25% per annum payable monthly. On May 4, 2000, the Company fixed $20.0 million of its revolving line of credit at a nominal rate of 7.30%. The Company was required to pay annual facility fees of $398,250 and $201,000, respectively, in 2000 and 1999. At June 30, 2000 and June 30, 1999, the borrowing base formula amounted to $135.0 million and $106.8 million, respectively. At June 30, 2000 and June 30, 1999, the unused portion of the line of credit amounted to $22.0 million and $55.5 million, respectively. The agreement expires August 7, 2001, and, therefore, the related debt has been classified as long-term. The revolving line of credit is secured by eligible inventories.

   In the first quarter of fiscal 1999, the Company entered into a $45.0 million accounts receivable purchase facility under an asset securitization structure (the "Securitization") with its primary lender. In the second quarter of fiscal 1999, the Securitization was increased to $60.0 and to $75.0 million in the fourth fiscal quarter of 2000. The Securitization has an initial term of three years, with annual renewal options, and bears interest at the LIBOR rate plus program and liquidity fees of 0.71% paid monthly. The Company was required to pay an original structuring fee of $225,000 plus an additional $75,000 for the increase in the facility, both of which are

                D&K HEALTHCARE RESOURCES, INC. AND SUBSIDIARIES being amortized over the remaining term of the arrangement. Under the Securitization, accounts receivable are sold on a non-recourse basis to a bankruptcy-remote subsidiary of the Company as security for commercial paper issued by an affiliate of the lender. Based upon the structure of the arrangement, the subsidiary's assets and liabilities, consisting of accounts receivable and long-term debt, are not consolidated with those of the Company. Accordingly, the company's trade accounts receivable at June 30, 2000 and 1999 are net of $75.0 million and $35.0 million, respectively, which represent accounts receivable that were sold under the Securitization.

   The Company also has an interest rate collar agreement, whereby the LIBOR on $10.0 million of the outstanding revolving line of credit balance shall not exceed 6.75%. If the LIBOR is less than 5.25%, then the LIBOR rate on $7.5 million of the outstanding revolving line of credit balance shall not be less than 5.25%. The Company has an additional interest rate collar agreement on $40.0 million of the outstanding revolving line of credit, whereby the LIBOR shall not exceed 6.85% nor be less than 4.93%. At June 30, 2000, the approximate value of these instruments was $115,000. Both of these agreements expire in August 2001.

   The Company is required under the terms of its debt agreements to comply with certain financial covenants, including those related to the maintenance of current ratio, tangible net worth and debt service and interest coverage ratios. The Company also is limited in its ability to make loans and investments, enter into leases, make capital expenditures or incur additional debt, among other things, without the consent of its lenders.

   In June 2000, the Company entered into a $965,000 equipment financing arrangement with a 5-year term ending July 2005. The arrangement provides for monthly payments bearing interest at LIBOR plus 1.95%. This arrangement is secured by the equipment purchased with the proceeds.

   At June 30, 2000, maturities of long-term debt, including capital lease obligations, were as follows (in thousands):

                Fiscal Year Ending June 30,
                ---------------------------
                 2001......................... $   305
                 2002.........................  98,311
                 2003.........................     340
                 2004.........................     369
                 2005.........................     401
               Thereafter.....................     226
                                               -------
                                               $99,952
                                               =======

   At June 30, 2000 and June 30, 1999, the fair value of long-term debt approximated its current carrying value.

Note 9. Commitments and Contingencies:

   The Company leases office and warehouse space and other equipment through noncancelable operating leases. Rental expense under operating leases was $1.9 million, $0.9 million, and $0.9 million in 2000, 1999, and 1998, respectively. Minimum rental payments under these leases with initial or remaining terms of one year or more at June 30, 2000, are $8.7 million and payments during the succeeding five years are: 2001, $2.1 million; 2002, $2.0 million; 2003, $1.9 million; 2004, $1.3 million; 2005, $1.0 million; and thereafter $0.4 million.

                D&K HEALTHCARE RESOURCES, INC. AND SUBSIDIARIES

   There are various pending claims and lawsuits arising out of the normal course of the Company's business. In the opinion of management, the ultimate outcome of these claims and lawsuits will not have a material adverse effect on the financial position or results of operations of the Company.

Note 10. Stock Options:

   In 1992, the Company adopted a Long-Term Incentive Plan that authorized the Compensation Committee of the Board of Directors (the Committee) to grant key employees and officers of the Company incentive or non-qualified stock options, stock appreciation rights, performance shares, restricted shares and performance units. Options to purchase up to 200,000 shares of common stock were authorized under the Long-Term Incentive Plan. The Committee determines the price (generally no less than fair market value on the date of grant) and terms at which awards may be granted, along with the duration of the restriction periods and performance targets. In 1999, the Company's shareholders approved an Amended and Restated Long-Term Incentive Plan (Long-Term Incentive Plan) that increased the number of shares available for grant to 850,000 shares. Stock options granted under the Long-Term Incentive Plan are not exercisable earlier than six months from the date of grant (except in the case of death or disability of the employee holding the same), nor later than ten years from the date of grant.

   In February 1993, the Board of Directors of the Company adopted the D&K Wholesale Drug, Inc. 1993 Stock Option Plan (the 1993 Plan) to grant key employees of the Company non-qualified stock options to purchase up to 350,000 shares of the Company's common stock. The 1993 Plan is administered by the Company's Board of Directors, which determines the price and terms at which awards may be granted. Stock options granted under the 1993 Plan are immediately exercisable from the date of grant and expire not later than ten years from the date of grant. The exercise price of all options granted pursuant to the 1993 Plan was equal to the fair market value of stock on the respective dates of grant.

   Changes in options outstanding under the Company's Long-Term Incentive Plan and the 1993 Plan are as follows:

                                                     Weighted Average
                                    Number of Shares  Exercise Price
                                    ---------------- ----------------
      Outstanding at June 30, 1997       295,199          $ 4.36
        Granted 1998                     175,999           11.30
        Exercised 1998                   (29,200)           4.26
                                       ---------          ------
      Outstanding at June 30, 1998        41,998            7.13
        Granted 1999                     169,200           19.64
        Exercised 1999                  (112,000)           7.33
        Canceled 1999                     (3,000)          11.25
                                       ---------          ------
      Outstanding at June 30, 1999       496,198           11.32
        Granted 2000                     165,000           20.23
        Exercised 2000                   (80,200)           4.72
        Canceled 2000                   (321,800)          20.40
                                       ---------          ------
      Outstanding at June 30, 2000       259,198          $ 7.77

   Stock options exercisable at June 30, 2000, June 30, 1999, and June 30, 1998 were 249,198, 451,198, and 409,998, respectively, with a weighted average exercise price of $7.42, $10.12, and $6.43, respectively. At June 30, 2000, the exercisable options had exercise prices ranging from $3.38 to $24.38. The weighted average remaining contractual terms for all outstanding options was
5.44 years at June 30, 2000.

                D&K HEALTHCARE RESOURCES, INC. AND SUBSIDIARIES

   In accordance with the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), the Company has elected to account for its stock-based compensation plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation expense has been recognized in the consolidated financial statements for the stock option plans. If the Company had elected to recognize compensation expense based upon the fair value of the options granted at the grant date as prescribed by SFAS 123, pro forma net income and earnings per share would have been as follows (in thousands, except per share data):

                                                             2000   1999   1998
                                                            ------ ------ ------
      Net income--as reported.............................. $8,199 $6,625 $3,942
      Net income--pro forma................................ $7,027 $5,046 $3,007
      Earnings per share:
        Basic--as reported.................................  $1.93  $1.72  $1.18
        Basic--pro forma...................................  $1.66  $1.31  $0.90
        Diluted--as reported...............................  $1.84  $1.58  $1.07
        Diluted--pro forma.................................  $1.58  $1.20  $0.82

   The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option-pricing model using the following weighted-average assumptions:

                                                     2000      1999      1998
                                                   --------- --------- ---------
      Risk free interest rates....................     6.30%     4.89%     5.50%
      Expected life of options.................... 5.0 years 5.0 years 5.0 years
      Volatility of stock price...................      130%      116%      138%
      Expected dividend yield.....................        0%        0%        0%
      Fair value of options granted...............    $18.61    $16.25    $10.13

Note 11. Warrants:

   In June 1994, the Company entered into a letter agreement with an independent research firm to produce reports with respect to the Company's publicly traded equity securities. In 1998, the research firm exercised the warrants, resulting in the issuance of 70,000 shares of common stock of the Company, recorded as additional equity of $288,750.

Note 12. Income Taxes:

   The components of the income tax provision were as follows (in thousands):

                                                             2000   1999   1998
                                                            ------ ------ ------
      Current tax provision................................ $4,893 $3,354 $  933
      Deferred tax provision...............................    307    658  1,618
                                                            ------ ------ ------
      Income tax provision................................. $5,200 $4,012 $2,551
                                                            ====== ====== ======

                D&K HEALTHCARE RESOURCES, INC. AND SUBSIDIARIES

   The actual income tax provision differs from the expected income tax provision, computed by applying the U.S. statutory Federal tax rates of 34.1%, 34%, and 34% in 2000, 1999 and 1998, respectively, to income before income tax provision, as follows (in thousands):

                                                         2000    1999    1998
                                                        ------  ------  ------
      Current expected income tax provision............ $4,570  $3,617  $2,208
      Amortization of intangible assets not deductible
       for income tax purposes.........................    203     202     222
      Equity in net income of PBI not taxable for
       income tax purposes.............................   (248)   (166)   (181)
      State income taxes, net of Federal benefit.......    569     439     293
      Other, net.......................................    106     (80)      9
                                                        ------  ------  ------
                                                        $5,200  $4,012  $2,551
                                                        ======  ======  ======

   At June 30, 2000 and June 30, 1999, the tax effects of temporary differences that give rise to significant portions of the Company's deferred tax assets and liabilities are as follows (in thousands):

                                                               2000     1999
                                                              -------  -------
      Deferred tax assets:
        Allowance for doubtful accounts...................... $   564  $   457
        Accrued liabilities..................................     771      577
        Capital lease obligations............................     112      104
        Inventories..........................................   1,001      948
        Net operating loss carryforwards.....................     102    2,275
        Alternative minimum tax and contribution carry
         forwards............................................     --        32
        Other................................................     171      136
                                                              -------  -------
          Total deferred tax assets.......................... $ 2,721  $ 4,529
                                                              -------  -------
      Deferred tax liabilities:
        Property and equipment............................... $  (467) $  (454)
        Inventories..........................................  (5,657)  (7,479)
        Intangibles..........................................    (407)    (407)
        Accounts receivable..................................    (154)    (233)
        Other................................................    (464)    (114)
                                                              -------  -------
          Total deferred tax liabilities..................... $(7,149) $(8,687)
                                                              -------  -------
        Net deferred tax liabilities......................... $(4,428) $(4,158)
                                                              =======  =======

   In connection with the change in accounting for inventory from the LIFO method to the FIFO method (See Note 3), net deferred tax liabilities of $5.7 million represent the tax impact of this change. The use of pre-acquisition operating losses is subject to limitations imposed by the Internal Revenue Code and if not utilized by the Company, the net operating loss carryforwards will expire beginning in 2007.

Note 13. Employee Benefit Plans

   The Company has a defined contribution 401(k) plan covering substantially all of its employees. Plan participants may contribute up to 20% of their annual compensation, subject to certain limitations. The Company contribution is discretionary and was equivalent to 25% of employees' contributions up to a maximum contribution based on 6% of eligible compensation through December 31, 1999. On January 1, 2000 the discretionary match was raised to 50% of employees' contributions up to a maximum contribution based on

                D&K HEALTHCARE RESOURCES, INC. AND SUBSIDIARIES

6% of eligible compensation. Expenses related to the plan were $176,000 in 2000, $66,000 in 1999, and $45,000 in 1998. Jewett has a defined contribution 401(k)/profit sharing plan covering substantially all of its employees. Jewett made a discretionary contribution of $100,000 to this plan in 2000. Jewett also participates in the Central States Pension, a multiemployer pension plan, on behalf of its union employees in accordance with the union agreement. The expenses relating to this plan during 2000 were approximately $17,000.

   The Company also has an executive retirement benefit plan, implemented in 1998, that provides supplemental pre-retirement life insurance plus supplemental retirement income to key executives. The life insurance benefit is calculated at 3 times the participant's annual salary. The retirement income benefit is provided through discretionary contributions to each participant's account, which vest 20% annually and are fully vested upon attaining age 65. Upon retirement, the accumulated account balance is paid to the participant over 15 years in quarterly benefit payments. The Company's expense related to the plan was $213,000 in 2000, $245,000 in 1999, and $176,000 in 1998.

Note 14. Earnings Per Share:

   The Company adopted SFAS 128 in 1998. All earnings and share amounts have been restated in accordance with SFAS 128.

   The reconciliation of the numerator and denominator of the basic and diluted earnings per common share computations are as follows (in thousands, except for shares and per share amounts):

                                                           2000
                                            ------------------------------------
                                              Income       Shares      Per-Share
                                            (Numerator) (Denominator)   Amount
                                            ----------- -------------  ---------
   Basic Earnings Per Share:
     Net income available to common
      shareholders.........................   $8,199      4,240,951      $1.93
   Effect of Diluted Securities:
     Options and warrants..................                 108,925
     Convertible PBI stock.................      152        200,000
                                              ------      ---------
   Diluted Earnings Per Share:
     Net income available to common
      shareholders plus assumed
      conversions..........................   $8,351      4,549,876      $1.84
                                              ------      ---------

                                                           1999
                                            ------------------------------------
                                              Income       Shares      Per-Share
                                            (Numerator) (Denominator)   Amount
                                            ----------- -------------  ---------
   Basic Earnings Per Share:
     Net income available to common
      shareholders.........................   $6,625      3,846,837      $1.72
   Effect of Diluted Securities:
     Options and warrants..................                 173,039
     Convertible PBI stock.................       41        200,000
                                              ------      ---------
   Diluted Earnings Per Share:
     Net income available to common
      shareholders plus assumed
      conversions..........................   $6,666      4,219,876      $1.58
                                              ------      ---------

                D&K HEALTHCARE RESOURCES, INC. AND SUBSIDIARIES

                                                             1998
                                               --------------------------------
                                                                          Per-
                                                 Income       Shares     Share
                                               (Numerator) (Denominator) Amount
                                               ----------- ------------- ------
   Basic Earnings Per Share:
     Net income available to common
      shareholders............................   $3,942      3,345,261   $1.18
   Effect of Diluted Securities:
     Options and warrants.....................                 138,940
     Convertible subordinated notes...........       70        282,151
                                                 ------      ---------
   Diluted Earnings Per Share:
     Net income available to common
      shareholders plus assumed conversions...   $4,012      3,766,352   $1.07
                                                 ------      ---------

Note 15. Effect of New Accounting Standards:

   In June, 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is required to be adopted in years beginning after June 15, 2000. Accordingly, the Company adopted the provisions of this on July 1, 2000, resulting in an increase in stockholders' equity of approximately $69,000.

Note 16. Business Segments:

   During the fourth quarter of fiscal 1999, the Company adopted SFAS No. 131. This statement establishes standards for the way public companies report information about operating segments that is consistent with that made available to management of the Company in allocating resources and assessing performance.

   After application of the aggregation criteria, the Company has three identifiable business segments, only one of which, Wholesale drug distribution, meets the quantitative thresholds for separate disclosure prescribed in SFAS No. 131. This segment is described in Note 1. The Company's equity investment in PBI (see Note 5) is a second segment. Two wholly owned software subsidiaries; Viking Computer Services, Inc. and Tykon, Inc. constitute the third segment. Viking markets a pharmacy management software system and Tykon developed and markets a proprietary PC-based order entry/order confirmation system to the drug distribution industry. These two segments are combined as Other in the table that follows.

   Though the Wholesale drug distribution segment operates from several different facilities, the nature of its products and services, the types of customers and the methods used to distribute its products are similar and thus they have been aggregated for presentation purposes. During fiscal 2000, approximately 87% of net sales were branded pharmaceuticals, 7% were generic pharmaceuticals, and 6% were various health and beauty products. The Company operates principally in the United States. Intersegment sales have been recorded at amounts approximating market. Interest and corporate expenses are allocated to wholly owned subsidiaries only. Assets have been identified with the segment to which they relate.

                D&K HEALTHCARE RESOURCES, INC. AND SUBSIDIARIES

                                     For the Years Ended
                                 ------------------------------
                                  June 30,   June 30,  June 30,
                                    2000       1999      1998
                                 ----------  --------  --------
                                        (in thousands)
   Sales to unaffiliated
    customers--
     Wholesale drug
      distribution.............  $1,455,421  $813,287  $611,498
     Other.....................       2,626     2,032       929
                                 ----------  --------  --------
       Total...................  $1,458,047  $815,319  $612,427
   Intersegment sales--
     Wholesale drug
      distribution.............  $      --   $    --   $    --
     Other.....................         329        75       --
     Intersegment eliminations.        (329)      (75)      --
                                 ----------  --------  --------
       Total...................  $      --   $    --   $    --
   Net sales--
     Wholesale drug
      distribution.............  $1,455,421  $813,287  $611,498
     Other.....................       2,955     2,107       929
     Intersegment eliminations.        (329)      (75)      --
                                 ----------  --------  --------
       Total...................  $1,458,047  $815,319  $612,427
   Gross profit--
     Wholesale drug
      distribution.............  $   53,923  $ 39,549  $ 29,882
     Other.....................       2,499     1,987       772
                                 ----------  --------  --------
       Total...................  $   56,422  $ 41,536  $ 30,654
   Depreciation and
    amortization--
     Wholesale drug
      distribution.............  $    3,160  $  1,457  $  1,429
     Other.....................         234       466       315
     Less: PBI amortization
      (1)......................        (276)     (276)     (276)
                                 ----------  --------  --------
       Total...................  $    3,118  $  1,647  $  1,468
   Interest expense--
     Wholesale drug
      distribution.............  $   10,517  $  5,260  $  4,075
     Other.....................         126         6         5
                                 ----------  --------  --------
       Total...................  $   10,643  $  5,266  $  4,080
   Earnings before income tax
    provision--
     Wholesale drug
      distribution.............  $   12,692  $ 10,073  $  6,792
     Other.....................         707       564      (299)
                                 ----------  --------  --------
       Total...................  $   13,399  $ 10,637  $  6,493
   Purchases of property and
    equipment--
     Wholesale drug
      distribution.............  $    1,913  $    292  $    337
     Other.....................         111        10         9
     Other unallocated
      Corporate amounts (2)....       1,246       577       517
                                 ----------  --------  --------
       Total...................  $    3,270  $    879  $    863
   Identifiable assets--
     Wholesale drug
      distribution.............  $  422,508  $239,639  $172,090
     Other.....................      10,141     6,740     4,232
     Other unallocated
      Corporate amounts (2)....       3,391     3,737     4,887
     Elimination of receivables
      from Corporate...........    (141,621)  (13,126)   (2,838)
                                 ----------  --------  --------
       Total...................  $  294,419  $236,990  $178,371

                D&K HEALTHCARE RESOURCES, INC. AND SUBSIDIARIES

--------
(1) Amortization of PBI goodwill is netted against Equity in net income of PBI in the accompanying Consolidated Statements of Operations.
(2) Amounts represent assets at Corporate Headquarters consisting primarily of deferred tax assets, property and equipment and deferred debt costs.

Note 17. Quarterly Results (unaudited)

   Quarterly results are determined in accordance with annual accounting policies. They include certain items based upon estimates for the entire year. Summarized quarterly results, restated for the change in accounting for inventory valuation (see Note 3), for the last two years were as follows:

                                            2000 Quarter                2000
                                 ----------------------------------- ----------
                                  First    Second   Third    Fourth     Year
                                 -------- -------- -------- -------- ----------
                                     (in thousands, except per share data)
Net Sales....................... $323,565 $336,898 $427,236 $370,348 $1,458,047
Gross profit....................   11,865   13,126   15,459   15,972     56,422
Income before income tax
 provision......................    2,621    2,875    4,225    3,678     13,399
Net income...................... $  1,612 $  1,768 $  2,598 $  2,221 $    8,199
Basic earnings per share........ $   0.37 $   0.42 $   0.63 $   0.53 $     1.93
Diluted earnings per share...... $   0.35 $   0.39 $   0.59 $   0.51 $     1.84

                                            1999 Quarter                1999
                                 ----------------------------------- ----------
                                  First    Second   Third    Fourth     Year
                                 -------- -------- -------- -------- ----------
                                     (in thousands, except per share data)
Net Sales....................... $179,374 $198,345 $213,984 $223,616 $  815,319
Gross profit....................    8,581   10,051   13,135    9,769     41,536
Income before income tax
 provision......................    2,059    2,478    4,330    1,770     10,637
Net income...................... $  1,238 $  1,533 $  2,650 $  1,204 $    6,625
Basic earnings per share........ $   0.33 $   0.40 $   0.69 $   0.30 $     1.72
Diluted earnings per share...... $   0.31 $   0.37 $   0.63 $   0.27 $     1.58

               D & K HEALTHCARE RESOURCES, INC. AND SUBSIDIARIES

                     Condensed Consolidated Balance Sheets
                                 (in thousands)

                                                    March 31, 2001 June 30, 2000
                                                    -------------- -------------
                                                      (unaudited)
                      Assets
Cash...............................................    $  4,160      $  3,661
Receivables........................................      65,456        29,923
Inventories........................................     176,765       202,467
Other current assets...............................       1,235         1,443
                                                       --------      --------
    Total current assets...........................     247,616       237,494
Net property and equipment.........................       9,432         8,184
Investment in affiliates...........................       5,175         5,199
Other assets.......................................         924         1,026
Intangible assets..................................      41,625        42,516
                                                       --------      --------
    Total assets...................................    $304,772      $294,419
                                                       ========      ========
       Liabilities and Stockholders' Equity
Current maturities of long-term debt...............    $    312      $    305
Accounts payable...................................     143,005       134,834
Accrued expenses...................................      10,446         8,799
                                                       --------      --------
    Total current liabilities......................     153,763       143,938
Long-term liabilities..............................       1,046           700
Revolving line of credit...........................      91,543        97,990
Long-term debt, excluding current maturities.......       1,399         1,657
Deferred income taxes..............................       4,869         4,869
                                                       --------      --------
    Total liabilities..............................     252,620       249,154
Stockholders' equity:
  Common stock.....................................          46            45
  Paid-in capital..................................      30,808        30,334
  Retained earnings................................      26,845        20,433
  Less treasury stock..............................      (5,547)       (5,547)
                                                       --------      --------
    Total stockholders' equity.....................      52,152        45,265
                                                       --------      --------
    Total liabilities and stockholders' equity.....    $304,772      $294,419
                                                       ========      ========


           See notes to condensed consolidated financial statements.

               D & K HEALTHCARE RESOURCES, INC. AND SUBSIDIARIES

                Condensed Consolidated Statements of Operations

                                  (unaudited)

                (in thousands, except share and per share data)

                                                           Nine Months Ended
                                                         ----------------------
                                                         March 31,   March 31,
                                                            2001        2000
                                                         ----------  ----------
Net sales............................................... $1,196,646  $1,087,699
Cost of sales...........................................  1,146,057   1,047,249
                                                         ----------  ----------
Gross profit............................................     50,589      40,450
                                                         ----------  ----------
Operating expenses......................................     30,895      24,565
                                                         ----------  ----------
Income from operations..................................     19,694      15,885
                                                         ----------  ----------
Other income (expense):
  Interest expense, net.................................     (9,011)     (6,713)
  Other, net............................................          4         549
                                                         ----------  ----------
                                                             (9,007)     (6,164)
                                                         ----------  ----------
Income before income tax provision......................     10,687       9,721
Income tax provision....................................      4,168       3,743
                                                         ----------  ----------
  Net income............................................ $    6,519  $    5,978
                                                         ==========  ==========
Earnings per common share:
  Basic earnings per share.............................. $     1.55  $     1.42
                                                         ==========  ==========
  Diluted earnings per share............................ $     1.46  $     1.33
                                                         ==========  ==========
  Basic common shares outstanding.......................  4,215,861   4,264,921
                                                         ==========  ==========
  Diluted common shares outstanding.....................  4,515,896   4,591,125
                                                         ==========  ==========



           See notes to condensed consolidated financial statements.

               D & K HEALTHCARE RESOURCES, INC. AND SUBSIDIARIES

                Condensed Consolidated Statements of Cash Flows

                                  (Unaudited)

                                 (in thousands)

                                                           Nine Months Ended
                                                          --------------------
                                                          March 31,  March 31,
                                                            2001       2000
                                                          ---------  ---------
Cash flows from operating activities:
  Net income............................................. $   6,519  $   5,978
  Adjustments to reconcile net income to net cash flows
   from operating activities:
    Amortization of debt issuance costs..................       822        568
    Depreciation and amortization........................     2,509      2,277
    Equity in net income of PBI..........................      (426)      (476)
  Changes in operating assets and liabilities:
    Increase in accounts receivable, net.................   (35,533)   (38,788)
    Decrease (Increase) in inventories...................    25,702    (64,355)
    Decrease (Increase) in other current assets..........       382        (58)
    Increase in accounts payable.........................     8,171     71,685
    Increase in accrued expenses.........................     1,647      5,246
    Other, net...........................................        55       (434)
                                                          ---------  ---------
      Cash flows from operating activities...............     9,848    (18,357)
                                                          ---------  ---------
  Cash flows from investing activities:
    Cash invested in affiliate...........................      (500)      (750)
    Cash dividend from affiliates........................       450        350
    Proceeds from sale of fixed assets...................       --           9
    Purchases of property and equipment..................    (2,366)    (2,043)
                                                          ---------  ---------
      Cash flows from investing activities...............    (2,416)    (2,434)
                                                          ---------  ---------
  Cash flows from financing activities:
    Borrowings under revolving line of credit............   469,939    353,780
    Repayments under revolving line of credit............  (476,386)  (325,173)
    Principal payments on long-term debt.................      (251)      (371)
    Proceeds from exercise of stock options..............       475        268
    Purchase of treasury stock...........................       --      (4,603)
    Debt insurance costs.................................      (710)      (649)
                                                          ---------  ---------
      Cash flows from financing activities...............    (6,933)    23,252
                                                          ---------  ---------
  Increase in cash.......................................       499      2,461
  Cash, beginning of period..............................     3,661        708
                                                          ---------  ---------
  Cash, end of period.................................... $   4,160  $   3,169
                                                          =========  =========
Supplemental Disclosure of Cash Flow Information:
  Cash paid during the period for:
    Interest............................................. $   9,344  $   6,137
    Income taxes.........................................     4,544      1,853

           See notes to condensed consolidated financial statements.

                D&K HEALTHCARE RESOURCES, INC. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1.

   The Company is a full-service, regional wholesale drug distributor, supplying customers from facilities in Missouri, Florida, Kentucky, Minnesota, and South Dakota. The Company distributes a broad range of pharmaceuticals and related products to its customers in more than 24 states primarily in the Midwest and South. The Company also develops and markets sophisticated pharmacy systems software through two wholly owned subsidiaries, Tykon, Inc., and Viking Computer Services. In addition, the Company owns a 50% equity interest in Pharmaceutical Buyers, Inc. (PBI), a leading alternate site group purchasing organization.

   The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the instructions to Form 10-Q and include all of the information and disclosures required by generally accepted accounting principles for interim reporting, which are less than those required for annual reporting. In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair representation have been included. The results of operations for the nine-month period ended March 31, 2001 are not necessarily indicative of the results to be expected for the full fiscal year.

   In the fourth quarter of the fiscal year ended June 30, 2000, the Company changed its method of determining the cost of inventories to the first-in, first-out method from the last-in, first-out method. Accordingly, previously reported figures have been restated to reflect the effect of the accounting change.

   Certain reclassifications have been made to the prior period's financial statements to conform to the current year presentation.

   These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes contained in the Company's 2000 Annual Report to Stockholders.

Note 2.

   Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS 128), requires the computation of basic and diluted earnings per share. Basic earnings per common share are computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per common share are computed using the component mentioned above for the basic computation with the addition of: (1) the dilutive effect of outstanding stock options and warrants (calculated using the treasury stock method); and (2) common shares issuable upon conversion of certain convertible PBI stock. The diluted computation for the nine-month period ended March 31, 2001 adds to income the earnings that would be included in the Company's consolidated net income for the periods as if the convertible PBI stock had been converted to the Company's common stock at the beginning of the period.

                D&K HEALTHCARE RESOURCES, INC. AND SUBSIDIARIES

   The reconciliation of the numerator and denominator of the basic and diluted earnings per common share computations is as follows: (in thousands except per share amounts)

                          Nine-Months Ended March 31, 2001    Nine-Months Ended March 31, 2000
                         ----------------------------------- -----------------------------------
                                                       Per-                                Per-
                           Income         Shares      Share    Income         Shares      Share
                         (Numerator) (Denominator)(1) Amount (Numerator) (Denominator)(1) Amount
                         ----------- ---------------- ------ ----------- ---------------- ------
Basic Earnings Per
 Share:
  Net income available
   to common
   stockholders.........   $6,519         4,216       $1.55    $5,978         4,265       $1.42
Effect of Dilutive
 Securities:
  Options and warrants..                    100                                 126
  Convertible PBI stock.       94           200                   105           200
                           ------         -----                ------         -----
Diluted EPS:
  Net Income available
   to common
   stockholders plus
   assumed conversions..   $6,613         4,516       $1.46    $6,083         4,591       $1.33
                           ------         -----                ------         -----

--------
(1) Outstanding shares computed on a weighted average basis

Note 3.

   In August 1998, the Company, through a bankruptcy remote subsidiary, D & K Receivables Corp. ("D&KRC"), entered into a sales agreement that provided the Company with a three-year revolving accounts receivable securitization facility (the "Securitization"). Under this facility and pursuant to a purchase and contribution agreement between the Company and D&KRC, the Company sells to D&KRC, on a non-recourse basis, all rights and interests in its accounts receivable. Pursuant to the receivables purchase agreement, D&KRC in turn sells certain interests in the accounts receivable pool owned by D&KRC under similar terms to a third party purchaser.

   At March 31, 2001, the maximum allowable amount of receivables eligible to be sold was $117.0 million. The amount available at any settlement date varies based upon the level of eligible receivables. Under this agreement, $117.0 million of accounts receivable were sold as of March 31, 2001. This sale is reflected as a reduction in accounts receivable in the accompanying condensed consolidated balance sheets and as operating cash flows in the accompanying condensed consolidated statements of cash flows for the nine-month period ended March 31, 2001. Accordingly, the Company's trade accounts receivable and long-term debt at March 31, 2001 are net of $117.0 million, which represent accounts receivable that were sold under the Securitization. The Securitization bears interest based on 30-day commercial paper rates plus program and liquidity fees of 0.71%.

   In addition, the Company has a revolving line of credit that, as of June 30, 2000, provided a maximum borrowing capacity of $120.0 million based upon eligible inventories. The advances currently bear interest at the daily LIBOR plus 2.25%. The Company also has the option to pay interest on the obligation at prime plus .25% per annum. Effective September 30, 2000, the Company executed a one-year extension, to August 2002, of its revolving credit facility and increased availability under the facility to $130.0 million year round. The facility had been capped at $95.0 million with a $25.0 million seasonal overline. On May 4, 2000, the Company fixed $20.0 million of the revolving line of credit at a nominal rate of 7.30%, expiring in August 2001. In October 2000, this arrangement was renegotiated to a rate of 6.99% with a termination date of August 2002 and was again renegotiated in April 2001 to a rate of 6.19% with a termination date of August 2005.

                D&K HEALTHCARE RESOURCES, INC. AND SUBSIDIARIES

   The Company also has an interest rate collar agreement, whereby the LIBOR on $10.0 million of the outstanding revolving line of credit balance shall not exceed 6.75%. If the LIBOR is less than 5.25%, then the LIBOR rate on $7.5 million of the outstanding revolving line of credit balance shall not be less than 5.25%. In addition, the Company has an additional interest rate collar agreement on $40.0 million of the outstanding revolving line of credit, whereby the LIBOR shall not exceed 6.85% nor be less than 4.93%. At March 31, 2001, the LIBOR was 5.08%. Both of these agreements expire in August 2001. In October 2000, a $50.0 million interest rate cap agreement was executed with the LIBOR rate capped at 7.25%. This agreement is for the period August 2001 through August 2002.

Note 4.

   The Company accounts for its 50% investment in PBI under the equity method. Equity income is recorded net, after reduction of goodwill amortization based on the excess of the amount paid for its interest in PBI over the fair value of PBI's underlying net assets at the date of the original investment. The Company's equity in the net income of PBI totaled $426,000 and $476,000 for the nine-month periods ended March 31, 2001 and March 31, 2000, respectively ($633,000 and $683,000, respectively, before goodwill amortization).

   Certain other shareholders of PBI have the option to exchange their combined 20% ownership interests in PBI for a fixed number of shares of the Company's common stock under the terms of the original purchase agreement. Those options, which have been determined to be dilutive at March 31, 2001, are included in the reconciliation of the basic and diluted earnings per share computation in
Note 2 above.

Note 5.

   Pursuant to Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information", the Company has three identifiable business segments, only one of which, wholesale drug distribution, meets the quantitative thresholds for separate disclosure prescribed in SFAS No. 131. This segment is described in Note 1. The Company's equity investment in PBI (see Note 4) is a second segment. Two wholly owned software subsidiaries, VC Services, Inc. (dba Viking Computer Services, Inc.) and Tykon, Inc. constitute the third segment. Viking markets a pharmacy management software system and Tykon developed and markets a proprietary PC-based order entry/order confirmation system to the drug distribution industry. These two segments are combined as Other in the table below.

                D&K HEALTHCARE RESOURCES, INC. AND SUBSIDIARIES

   Though the wholesale drug distribution segment operates from several different facilities, the nature of its products and services, the types of customers and the methods used to distribute its products are similar and thus they have been aggregated for presentation purposes. The Company operates principally in the United States. Intersegment sales have been recorded at amounts approximating market.

                                                          For the nine months
                                                                 ended
                                                         ----------------------
                                                         March 31,   March 31,
                                                            2001        2000
                                                         ----------  ----------
                                                            (in thousands)
Sales of unaffiliated customers--
  Wholesale drug distribution........................... $1,194,111  $1,085,466
  Other.................................................      2,535       2,233
                                                         ----------  ----------
    Total............................................... $1,196,646  $1,087,699
Intersegment sales--
  Wholesale drug distribution........................... $      --   $      --
  Other.................................................        652         221
  Intersegment eliminations.............................       (652)       (221)
                                                         ----------  ----------
    Total............................................... $      --   $      --
Net Sales--
  Wholesale drug distribution........................... $1,194,111  $1,085,466
  Other.................................................      3,187       2,454
  Intersegment eliminations.............................       (652)       (221)
                                                         ----------  ----------
    Total............................................... $1,196,646  $1,087,699
Gross Profit--
  Wholesale drug distribution........................... $   49,139  $   38,480
  Other.................................................      1,450       1,970
                                                         ----------  ----------
    Total............................................... $   50,589  $   40,450
Pre-tax income (loss)
  Wholesale drug distribution........................... $   10,186  $    8,599
  Other.................................................        501       1,122
                                                         ----------  ----------
    Total............................................... $   10,687  $    9,721

   There has been no material change in total assets from the amount disclosed in the last annual report. There are no differences from the last annual report in the basis of segmentation or in the basis of measurement of segment profit or loss.

Note 6.

   As of July 1, 2000 the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended in June 2000 by Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities". The impact on the financial statements of this adoption was not material.

   The Financial Accounting Standards Board has proposed a new accounting standard, "Business Combinations and Intangible Assets-Accounting for Goodwill." The proposed standard has not been finalized. The Company anticipates that the standard will be adopted either in its present form or in a modified form early in its next fiscal year. Under the proposal, the Company and other companies would no longer be required or permitted to amortize goodwill reflected on its balance sheet. The Company would, however, be required to evaluate goodwill reflected on its balance sheet to determine whether the goodwill is impaired under the guidelines of the proposed standard. If the Company determines that the goodwill is impaired, the Company would be required to write-off a portion of the goodwill. As of March 31, 2001, the Company had approximately $42.0 million of goodwill on its balance sheet.

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   No person is authorized in connection with this offering to give any information or to make any representation not contained in this prospectus, and if given or made, such information or representation must not be relied upon as having been authorized by the company, the selling stockholders or the underwriters. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the shares of common stock offered hereby nor does it constitute an offer to sell or solicitation of an offer to buy any of the securities offered hereby to any person by anyone in any jurisdiction in which it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances create any implication that the information contained herein is correct as of any date subsequent to the date of this prospectus.

                                ---------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Prospectus Summary........................................................    1
Risk Factors..............................................................    6
Forward-Looking Statements................................................   11
Price Range Of Common Stock...............................................   11
General...................................................................   12
Use Of Proceeds...........................................................   12
Dividend Policy...........................................................   12
Capitalization............................................................   13
Selected Consolidated Financial Data......................................   14
Management's Discussion And Analysis Of Financial Condition And Results Of
 Operations...............................................................   16
Business..................................................................   23
Management................................................................   32
Certain Transactions......................................................   36
Principal And Selling Stockholders........................................   38
Description Of Capital Stock..............................................   39
Underwriting..............................................................   42
Legal Matters.............................................................   44
Experts...................................................................   44
Additional Information....................................................   44
Incorporation Of Certain Documents By Reference...........................   45
Index To Financial Statements.............................................  F-1

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                               2,971,978 Shares

                    [LOGO OF D&K HEALTHCARE RESOURCES INC.]

D&K HEALTHCARE RESOURCES, INC.

                                 Common Stock

                                ---------------
                                  PROSPECTUS
                                ---------------

                                 RAYMOND JAMES

A.G. EDWARDS & SONS, INC.

                                 June 29, 2001

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